SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

GLOBAL SOURCES LTD. (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, Par Value $0.01 Per Share
(Title of Class of Securities)

G 39300 101
(CUSIP Number of Class of Securities)

Chan Hoi Ching
Company Secretary
Global Sources Ltd.
22/F Vita Tower
29 Wong Chuk Hang Road
Aberdeen, Hong Kong
 (852) 2555 4840
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
James J. Clark, Esq. Cahill Gordon & Reindel llp 80 Pine Street New York, New York 10005 (212) 701-3000	James Bodi, Esq. Appleby Canon’s Court 22 Victoria Street Hamilton, HM 12 Bermuda (441) 295-2244

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$100,089,000	$0.00***

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 11,121,000 outstanding shares of common stock, par value $0.01 per share, are being purchased at the tender offer price of $9.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

***
Global Sources Ltd. previously paid a registration fee of $38,010 with respect to securities that were previously registered pursuant to the registrant’s prior registration statement on Form F-3, (SEC file no. 333-114411), filed on April 12, 2004, of which $19,123.65 remaining available fees carried over pursuant to Rule 0-11(a)(2) of the Securities Act and has been applied against the filing fee of $7,136.35 due in connection with the filing of this schedule hereunder.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,010	Filing Party: Global Sources Ltd.
Form or Registration No.: 333-114411	Date Filed: April 12, 2004

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]           third-party tender offer subject to Rule 14d-1.
[X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

OFFER TO PURCHASE

LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

LETTER TO BROKERS, DEALERS

LETTER TO CLIENTS

PRESS RELEASE

SUMMARY OF TERMS

This Tender Offer Statement on Schedule TO relates to the offer by Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources”), to purchase for cash up to 11,121,000 shares of its common shares, par value $0.01 per share (the “Shares”), at a price of $9.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2010 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)   Name and Address. The name of the Company is Global Sources Ltd (“Global Sources”). The address of the principal executive offices of Global Sources is Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. The telephone number of the principal executive offices of Global Sources is (441) 295-2244.

(b)   Securities. The information set forth in the “Introduction” to the Offer to Purchase is incorporated herein by reference.

(c)   Trading Market and Price. The information set forth in Section 7 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)           Name and Address. Global Sources Ltd. is the filing person. The Company’s address and telephone number are set forth in Item 2 above.

Item 4.	Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

Summary Term Sheet;
Introduction;
Section 1 (“Number of Shares; “Odd Lots”; and Proration”);
Section 2 (“Purpose of the Tender Offer”);
Section 3 (“Procedures for Tendering Shares”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Shares and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 8 (“Source and Amount of Funds”);
Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”);
Section 13 (“Certain United States Federal Income Tax Consequences”); and
Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b)           Purchases. The information set forth in the Introduction to the Offer to Purchase and in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company's Securities. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference:

Summary Term Sheet; and

Section 2 (“Purpose of the Tender Offer”).

Except as disclosed in the Offer to Purchase, we currently have no plans, proposals or negotiations that relate to or would result in:

•           any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•           any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•           any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•           any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer;

•           any other material change in the Company’s corporate structure or business;

•           any class of equity securities of the Company to be delisted from the NASDAQ;

•           any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•           the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•           the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•           any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in Section 8 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations. The information set forth in Section 15 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

(a); (b) Financial Information; Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9 of the Offer to Purchase (“Certain Information Regarding Global Sources”), Section 10 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares”), Section 11 of the Offer to Purchase (“Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act”) and Section 12 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 30, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 30, 2010.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, June 30, 2010.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release, dated May 19, 2010 (incorporated by reference to Schedule TO-C filed May 21, 2010).
(a)(5)(B)	Press release, dated June 25, 2010 (incorporated by reference to Schedule TO-C filed June 25, 2010).
(a)(5)(C)	Press release, dated June 30, 2010.
(a)(5)(D)	Summary of Terms.
(a)(5)(E)	Form of Notice to Team Members.
(b)	Not applicable.
(d)(1)
Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(2)
Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(3)
Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(4)
Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(5)
Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
(d)(11)	The Global Sources Directors Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 26, 2009).
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL SOURCES LTD.

By: /s/ Eddie Heng
Name: Eddie Heng
Title: Director and Interim Chief Financial Officer

Dated: June 30, 2010

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 30, 2010.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated June 30, 2010.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, June 30, 2010.
(a)(5)(A)	Press release, dated May 19, 2010 (incorporated by reference to Schedule TO-C filed May 21, 2010).
(a)(5)(B)	Press release, dated June 25, 2010 (incorporated by reference to Schedule TO-C filed June 25, 2010).
(a)(5)(C)	Press release, dated June 30, 2010.
(a)(5)(D)	Summary of Terms.
(a)(5)(E)	Form of Notice to Team Members.
(d)(1)
Purchase Agreement, dated as of November 27, 2003, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 1, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(2)
Security Agreement dated as of November 27, 2003, Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 2, to Global Sources’ Schedule 13D filed December 8, 2003 (File No. 005-50790)).

(d)(3)
Share Purchase Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 3 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(4)
Agreement dated as of October 5, 2008, among Merle A. Hinrichs, Hill Street Trustees Limited and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 4 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(5)
Letter amendment dated as of November 11, 2008, between Merle A. Hinrichs and Hung Lay Si Co. Limited (incorporated by reference to Exhibit 5 to Global Sources’ Schedule 13D/A filed November 18, 2008).

(d)(6)	The Global Sources Ltd. Director Purchase Plan (as of 5 November 2005) (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(7)	The Global Sources Equity Compensation (2007) Master Plan (incorporated by reference to Form S-8 Registration Statement filed on November 7, 2006).
(d)(8)	The Global Sources Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(9)	The Global Sources Retention Share Grant Plan (incorporated by reference to Form 20-F filed on June 28, 2007).
(d)(10)	The Global Sources Employee Equity Compensation Plan No. V (Amended) (incorporated by reference to Form S-8 filed on April 10, 2003) (File No. 333-104426).
(d)(11)	The Global Sources Directors Share Grant Award Plan (incorporated by reference to Form 20-F filed on June 26, 2009).

Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH
UP TO 11,121,000 SHARES OF ITS COMMON SHARES
AT A PURCHASE PRICE OF
$9.00 PER SHARE
by

Global Sources Ltd.

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS
WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 28, 2010,
UNLESS GLOBAL SOURCES EXTENDS THE TENDER OFFER.

Global Sources Ltd., a Bermuda company (the “Company” or “Global Sources” or “we” or “us”), is offering to purchase for cash up to 11,121,000 shares of its common shares, par value $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and the Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  On the terms and subject to the conditions of the Offer, Global Sources will pay $9.00 per share, net to the seller in cash, without interest, for Shares properly tendered and not properly withdrawn.  However, Global Sources will not purchase Shares that we do not accept for purchase because of “odd lot” priority and proration provisions.  Shares not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the expiration of the Offer.  See Section 1.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED OR THE AVAILABILITY OF ANY FINANCING.  THE OFFER IS, HOWEVER, SUBJECT TO CONDITIONS.  SEE SECTION 6 WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.
_______________

IMPORTANT

If you wish to tender all or any part of your Shares, you should either (1) (a) complete and sign a Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including the certificates for the Shares, to Computershare Trust Company, N.A., the depositary for the Offer, or (b) tender the Shares according to the procedure for book-entry transfer described in Section 3, or (2) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.  If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person if you desire to tender your Shares.  If you desire to tender your Shares and (1) your Share certificates are not immediately available or cannot be delivered to the depositary, (2) you cannot comply with the procedure for book-entry transfer, or (3) you cannot deliver the other required documents to the depositary by the expiration of the Offer, you must tender your Shares according to the guaranteed delivery procedure described in Section 3.
_______________

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER.  HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.  YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES IN THE OFFER.  THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS WHO HOLD SHARES HAVE ADVISED THE COMPANY THAT THEY MAY TENDER AT LEAST A PORTION OF THEIR SHARES IN THE OFFER.
_______________

The Shares are listed and traded on the Nasdaq National Market (“NASDAQ”) under the trading symbol “GSOL”.  We recommend that shareholders obtain current market quotations for the Shares.  See Section 7.
_______________

You may direct questions and requests for assistance to Georgeson Inc., the information agent for the Offer at the address and telephone number set forth on the back cover page of this document.  You may direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal, or the notice of guaranteed delivery to the information agent.

Global Sources has not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your Shares in the Offer.  Global Sources has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal.  If given or made, you must not rely upon any such information or representation as having been authorized by Global Sources or the information agent.  Our Board of Directors has approved the Offer.  However, you must make your own decision whether to tender your Shares and, if so, how many.

_______________

Global Sources is not making the Offer to (nor will we accept any tender of Shares from or on behalf of) holders in any jurisdiction in which the making of the Offer or the acceptance of any tender of Shares would not be in compliance with the laws of such jurisdiction.  However, Global Sources may, at its discretion, take such action as Global Sources may deem necessary for it to make the Offer in any such jurisdiction and extend the Offer to holders in such jurisdiction.  In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on Global Sources’ behalf by one or more registered brokers or dealers, which are licensed under the laws of such jurisdiction.

_______________

No federal or state securities commission nor any other regulatory authority has passed upon the accuracy or adequacy of this offer to purchase.  Any representation to the contrary is unlawful.  No person has been authorized to give any information or make any representations with respect to the offer other than the information and representations contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized.

TABLE OF CONTENTS

Page

SUMMARY TERM SHEET	1

INTRODUCTION	6

THE TENDER OFFER	7

1.	Number of Shares; “Odd Lots”; and Proration.	7

2.	Purpose of the Tender Offer.	9

3.	Procedures for Tendering Shares.	9

4.	Withdrawal Rights.	13

5.	Purchase of Shares and Payment of Purchase Price.	14

6.	Conditions of the Offer.	15

7.	Price Range of Shares; Dividends.	15

8.	Source and Amount of Funds.	16

9.	Certain Information Concerning Global Sources.	16

10.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.	17

11.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.	20

12.	Legal Matters; Regulatory Approvals.	21

13.	Certain United States Federal Income Tax Consequences.	21

14.	Extension of the Tender Offer; Termination; Amendment.	25

15.	Fees and Expenses.	26

16.	Miscellaneous.	26

-i-

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for any historical information contained herein, the matters discussed in this Offer to Purchase (including any documents incorporated by reference) contain certain “forward-looking statements” with respect to our financial condition, results of operations and business.  These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.  These statements also relate to our future prospects, developments and business strategies.  These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “will” and similar terms and phrases, including references to assumptions.  These forward-looking statements, including current trend information, projections for future business activities and other trend projections, involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this Offer to Purchase.

These risks, uncertainties and other matters can be found in Global Sources Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.  Except as required by law, we do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected.

The information contained in this Offer to Purchase is a statement of our present intention, beliefs or expectations and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and their and our assumptions.  We may change our or their intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in our or their assumptions or otherwise.  Except as required by law, we do not undertake to update the forward-looking statements or risk factors contained or incorporated in this Offer to Purchase to reflect future events or circumstances.

-ii-

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in this Offer to Purchase.  We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.  We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?	Global Sources is offering to purchase your shares of its common shares, par value $0.01 (the “Shares”).

What will the purchase price for the Shares be?	The purchase price will be $9.00 per share. We will pay this purchase price in cash, without interest, for all the Shares we purchase under the Offer. See Section 1 of the Offer to Purchase.

How many Shares will Global Sources purchase?	We will purchase up to 11,121,000 Shares (approximately 24.9% of the Company’s outstanding Shares as of April 30, 2010). See Section 1 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered or the availability of any financing. See Section 6 of the Offer to Purchase.

What will happen if more than 11,121,000 Shares are properly tendered and not properly withdrawn?
If more than 11,121,000 Shares are properly tendered and not properly withdrawn, we will purchase Shares:

• first, from all holders of “odd lots” of 50 Shares or fewer who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and

• second, from all other shareholders who properly tender Shares, on a pro rata basis.

Because of the “odd lot” priority and proration provisions described above, we may not purchase all of the Shares that you tender. See Section 1 of the Offer to Purchase.

If I own 50 or fewer Shares and I tender all of my Shares, will I be subject to proration?
If you own, beneficially or of record, 50 or fewer Shares in the aggregate, you properly tender all of these Shares prior to the Expiration Date and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), we will purchase all of your Shares without subjecting them to the proration procedure. See Section 1 of the Offer to Purchase.

How will Global Sources pay for the Shares?	We will obtain the funds needed to pay for this tender offer from cash on hand, cash equivalents and available-for-sale securities. See Sections 5 and 8 of the Offer to Purchase.

How long do I have to tender my Shares?
You may tender your Shares until the Offer expires.  The Offer will expire on July 28, 2010, at 12:00 Midnight, New York City time, unless we extend it (such time and date, as it may extended, the “Expiration Date”).  See Section 1 of the Offer to Purchase.

We may choose to extend the Offer for any reason, subject to applicable laws.  We cannot assure you that we will extend the Offer, or, if we do, the length of any extension that we may provide.  See Section 14 of the Offer to Purchase.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine their deadline.

Can the Offer be extended, amended or terminated, and under what circumstances?
We can extend or amend the Offer.  If we extend the Offer, we will delay the acceptance of any Shares that have been tendered.  We can terminate the Offer under certain circumstances.  See Sections 6 and 14 of the Offer to Purchase.

How will I be notified if Global Sources extends the Offer or amends the terms of the Offer?
We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer.  We will announce any amendment to the Offer by making a public announcement of the amendment.  See Section 14 of the Offer to Purchase.

What is the purpose of the Offer?	The purpose of the Offer is to repurchase Shares from shareholders.

Are there any conditions to the Offer?
The Offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing.  However, other conditions exist, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer.  See Section 6 of the Offer to Purchase.

Following the Offer, will Global Sources continue as a public company?
Yes.  The completion of the Offer in accordance with its terms and conditions will not cause Global Sources to be delisted from the Nasdaq National Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Section 11 of the Offer to Purchase.

How do I tender my Shares?	The Offer will expire at 12:00 Midnight, New York City time, on July 28, 2010, unless Global Sources extends the Offer. To tender your Shares prior to the expiration of the Offer:

• you must deliver certificate(s) for the Shares and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of the Offer to Purchase; or

• the depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or
• you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, and such person must effect the transaction for you; or
• you must comply with the guaranteed delivery procedure.

You should contact the information agent for assistance.  Please note that Global Sources will not purchase your Shares in the Offer unless the depositary receives the required documents prior to the Expiration Date.  If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.  See Section 3 of the Offer to Purchase and the instructions to the Letter of Transmittal.

Once I have tendered Shares in the Offer, can I withdraw my tender?
You may withdraw any Shares you have tendered at any time before the Expiration Date, which will occur at 12:00 Midnight, New York City time, on July 28, 2010, unless we extend the Offer.  We cannot assure you that we will extend the Offer or, if we do, the length of any extension we may provide.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on August 25, 2010, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

How do I withdraw Shares I previously tendered?
You must deliver, on a timely basis prior to the Expiration Date, a written notice of your withdrawal to the depositary at the address appearing on the back cover page of the Offer to Purchase.  Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of those Shares.  Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on August 25, 2010, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

Has Global Sources or its Board of Directors adopted a position on the Offer?
The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.  You should read carefully the information in the Offer to Purchase including our reasons for making the Offer, and in the Letter of Transmittal, before making your decision whether to tender your Shares.  The Company’s directors and executive officers who hold Shares have advised the Company that they may tender at least a portion of their Shares in the Offer.

If I decide not to tender, how will the Offer affect my Shares?
Shareholders who choose not to tender will not receive $9.00 in cash for their Shares and will own a greater percentage interest in our outstanding common shares following the consummation of the Offer.

What is the recent market price for the Shares?
On June 28, 2010, the last trading day prior to the printing of this Offer to Purchase, the reported closing price of the Shares on the Nasdaq National Market (“NASDAQ”) was $8.04.  We recommend that you obtain current market quotations for the Shares.  See Section 7 of the Offer to Purchase.

When will Global Sources pay for the Shares I tender?
We will pay the purchase price, net to you in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment.  In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date.  See Section 5 of the Offer to Purchase.

Will I have to pay brokerage commissions if I tender my Shares?
If you are a registered shareholder and you tender your Shares directly to the depositary, you will not incur any brokerage commissions.  If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3 of the Offer to Purchase.

What are the United States federal income tax consequences of the Offer?	All Holders should review Section 13 of the Offer to Purchase (“Certain United States Federal Income Tax Consequences”).

We recommend that shareholders consult their own tax advisors to determine the particular tax consequences to them of the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer tax if I tender my Shares?
If you are the registered holder and you instruct the depositary in the Letter of Transmittal to make the payment for the Shares directly to you, then generally you will not incur any stock transfer tax.  See Section 5 of the Offer to Purchase.

To whom can I talk if I have questions?	The information agent can help answer your questions. The information agent is Georgeson Inc. Its contact information is set forth on the back cover page of the Offer to Purchase.

INTRODUCTION

To the Holders of our Common Shares:

We invite our shareholders to tender shares of our common shares, $0.01 par value per share (the “Shares”), for purchase by us.  Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”), we are offering to purchase up to 11,121,000 Shares at a price of $9.00 per share, net to the seller in cash, without interest.

The Offer will expire at 12:00 Midnight, New York City time, on July 28, 2010, unless extended (such date and time, as the same may be extended, the “Expiration Date”).  We may extend the period of time in which the Offer will remain open.

We will buy up to 11,121,000 Shares that are properly tendered and not properly withdrawn.  However, because of the “odd lot” priority and proration provisions described in this Offer to Purchase, we may not purchase all of the Shares tendered if more than the number of Shares we seek are properly tendered.  We will return tendered Shares that we do not purchase to the tendering shareholders at our expense promptly after the Expiration Date.  See Section 1.

Shareholders must complete the Letter of Transmittal in order to properly tender Shares.

We will pay the purchase price, net to the tendering shareholders in cash, without interest, for all Shares that we purchase in the Offer.  Tendering shareholders whose Shares are registered in their own names and who tender directly to Computershare Trust Company, N.A., the depositary for the Offer, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 9 to the Letter of Transmittal, stock transfer taxes on the purchase of the Shares by us under the Offer.  If you own your Shares through a bank, broker, dealer, trust company or other nominee and that person tenders your Shares on your behalf, that person may charge you a fee for doing so.  You should consult your bank, broker, dealer, trust company or other nominee to determine whether any charges will apply.

The Offer is not conditioned upon any minimum number of Shares being tendered or the availability of any financing.  The Offer is, however, subject to certain other conditions.  See Section 6.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER.  HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO SHAREHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.  YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE, INCLUDING OUR REASONS FOR MAKING THE OFFER, AND IN THE LETTER OF TRANSMITTAL BEFORE MAKING YOUR DECISION WHETHER TO TENDER YOUR SHARES IN THE OFFER.  THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS WHO HOLD SHARES HAVE ADVISED THE COMPANY THAT THEY MAY TENDER AT LEAST A PORTION OF THEIR SHARES IN THE OFFER.  SEE SECTION 2.

If, at the Expiration Date, more than 11,121,000 Shares are properly tendered and not properly withdrawn, we will buy Shares first, from all holders of “odd lots” of 50 Shares or fewer who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and second, from all other shareholders who properly tender Shares, on a pro rata basis.

See Section 1, Section 3 and Section 5 for additional information concerning the “odd lot” priority and proration procedures.

As of April 30, 2010, we had 44,649,759 Shares outstanding.  The 11,121,000 Shares that we are offering to purchase represent approximately 24.9% of the Company’s outstanding Shares as of April 30, 2010.  The Shares are listed and traded on the NASDAQ under the symbol “GSOL.”  See Section 7.  We recommend that shareholders obtain current market quotations for the Shares.

THE TENDER OFFER

1.	Number of Shares; “Odd Lots”; and Proration.

General.  Upon the terms and subject to the conditions of the Offer, Global Sources will purchase 11,121,000 Shares, or such fewer number of Shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled Expiration Date of the Offer, at a price of $9.00 per share, net to the seller in cash, without interest.

The term “Expiration Date” means 12:00 Midnight, New York City time, on July 28, 2010, unless and until Global Sources shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by Global Sources, shall expire.  See Section 14 for a description of Global Sources’ right to extend, delay, terminate or amend the Offer.  In the event of an over-subscription of the Offer as described below, Shares properly tendered will be subject to proration, except for “odd lots” as described below. The withdrawal rights and proration period expire on the Expiration Date; provided that you may also withdraw your shares if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on August 25, 2010.

If we materially change the Offer or information concerning the Offer, we will extend the Offer to the extent required by Rule 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) under the Securities Exchange Act of 1934, as amended.

For the purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m.  through 12:00 Midnight, New York City time.

Global Sources will purchase all Shares properly tendered (and not properly withdrawn), upon the terms and subject to the conditions of the Offer, including the proration provisions of the Offer.

Global Sources will not purchase Shares that it does not accept in the Offer because of proration provisions.  Shares tendered and not purchased, including Shares that Global Sources does not accept for purchase due to proration, will be returned to the tendering shareholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the Shares, at Global Sources’ expense and without expense to the tendering shareholders, promptly after the Expiration Date or termination of the Offer.  Shareholders also can specify the order in which Global Sources will purchase tendered Shares in the event that, as a result of the proration provisions or otherwise, Global Sources purchases some but not all of the tendered Shares pursuant to the Offer.

If the number of Shares properly tendered and not properly withdrawn prior to the Expiration Date is fewer than or equal to 11,121,000 Shares, Global Sources will, upon the terms and subject to the conditions of the Offer, purchase all such Shares.

Priority of Purchases.  Upon the terms and subject to the conditions of the Offer, if more than 11,121,000 Shares have been properly tendered and not properly withdrawn prior to the Expiration Date, Global Sources will purchase properly tendered Shares on the basis set forth below:

•	First, upon the terms and subject to the conditions of the Offer, we will purchase all Shares tendered by any Odd Lot Holder (as defined below) who:

o	tenders all Shares owned beneficially of record by such Odd Lot Holder (tenders of less than all of the Shares owned by the Odd Lot Holder will not qualify for this preference); and

o	completes the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	Second, we will purchase all other tendered Shares on a pro rata basis with appropriate adjustments to avoid purchases of fractional Shares, as described below.

As a result of the foregoing priorities applicable to the purchase of Shares tendered, it is possible that all of the Shares that a shareholder tenders in the Offer may not be purchased.

Odd Lots. The term “odd lots” means all Shares properly tendered prior to the Expiration Date and not properly withdrawn by any person (an “Odd Lot Holder”) who owns, beneficially or of record, a total of 50 Shares or fewer and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered Shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 51 Shares or more, even if these holders have separate accounts or certificates representing 50 Shares or fewer. By tendering in the Offer, an Odd Lot Holder who holds Shares in its name and tenders its Shares directly to the depositary would not only avoid the payment of brokerage commissions, but also would avoid any applicable odd lot discounts in a sale of the holder’s Shares. Any Odd Lot Holder wishing to tender all of its Shares pursuant to the Offer should complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration.  If proration of tendered Shares is required, Global Sources will determine the proration factor promptly following the Expiration Date.  Subject to adjustment to avoid the purchase of fractional Shares, proration for each shareholder that tenders Shares, other than Odd Lot Holders, will be based on the ratio of the total number of Shares that we accept for purchase to the total number of Shares properly tendered (and not properly withdrawn) by all shareholders, other than Odd Lot Holders.

Because of the difficulty in determining the number of Shares properly tendered, including Shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, and because of “odd lot” procedures as described above, Global Sources does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased under the Offer until approximately five business days after the Expiration Date.  The preliminary results of any proration will be announced by press release promptly after the Expiration Date.  Shareholders may obtain preliminary proration information from the information agent and may be able to obtain this information from their brokers.

As described in Section 13, the number of Shares that Global Sources will purchase from a shareholder under the Offer may affect the United States federal income tax consequences to that shareholder and, therefore, may be relevant to that shareholder’s decision whether or not to tender Shares.  Holders of Shares have the opportunity to designate the order in which such Shares will be purchased in the event that not all such Shares tendered are purchased as a result of proration.

We will mail this Offer to Purchase and the Letter of Transmittal to record holders of Shares and we will furnish this Offer to Purchase to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on Global Sources’ shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Tender Offer.

The Offer.

The purpose of the Offer is to repurchase Shares from shareholders.  The maximum number of Shares eligible to be repurchased in the Offer is 11,121,000 Shares (approximately 24.9% of the Company’s outstanding Shares as of April 30, 2010).

General

The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.  Shareholders should carefully evaluate all information in the Offer, should consult their own investment and tax advisors, and should make their own decisions about whether to tender Shares, and, if so, how many Shares to tender.  The Company’s directors and executive officers who hold Shares have advised the Company that they may tender at least a portion of their Shares in the Offer.

Global Sources will either hold the Shares it acquires pursuant to the Offer in treasury or retire them.

3.	Procedures for Tendering Shares.

Proper Tender of Shares.  For shareholders to properly tender Shares under the Offer:

•
the depositary must receive, at the depositary’s address set forth on the back cover page of this Offer to Purchase, Share certificates (or confirmation of receipt of such Shares under the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “agent’s message,” and any other documents required by the Letter of Transmittal, before the Offer expires, or

•	the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.

We recommend that shareholders who hold Shares through brokers, dealers, commercial banks, trust companies or other nominees consult the brokers, dealers, commercial banks, trust companies or other nominees to determine whether transaction costs are applicable if they tender Shares through the brokers, dealers, commercial banks, trust companies or other nominees and not directly to the depositary.

Odd Lot Holders who tender all their Shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

Signature Guarantees.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program.  Signatures on a Letter of Transmittal need not be guaranteed if:

•
the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, shall include any participant in The Depository Trust Company, referred to as the “book-entry transfer facility,” whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith and the holder has not completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” in the Letter of Transmittal; or

•
if Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act.  See Instruction 1 of the Letter of Transmittal.

If a Share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the Share certificate, with the signature guaranteed by an eligible guarantor institution.

Global Sources will make payment for Shares tendered and accepted for payment in the Offer only after the depositary timely receives Share certificates or a timely confirmation of the book-entry transfer of the Shares into the depositary’s account at the book-entry transfer facility as described above, a properly completed and duly executed Letter of Transmittal, or an agent’s message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal.

Method of Delivery.  The method of delivery of all documents, including Share certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder.  If you choose to deliver required documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Book-Entry Delivery.  The depositary will establish an account with respect to the Shares for purposes of the Offer at the book-entry transfer facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the Shares by causing the book-entry transfer facility to transfer Shares into the depositary’s account in accordance with the book-entry transfer facility’s procedures for transfer.

Although participants in the book-entry transfer facility may effect delivery of Shares through a book-entry transfer into the depositary’s account at the book-entry transfer facility, either

•
properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an agent’s message, and any other required documents must, in any case, be transmitted to and received by the depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, or

•	the guaranteed delivery procedure described below must be followed.

The term “agent’s message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Shares that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Global Sources may enforce the agreement against the participant.

Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

United States Federal Backup Withholding Tax.  Under the United States federal income tax backup withholding rules, 28% of the gross proceeds payable to a shareholder or other payee pursuant to the Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides his or her taxpayer identification number (i.e., employer identification number or social security number) to the depositary and (i) certifies under penalties of perjury that such number is correct and that such shareholder is exempt from backup withholding or (ii) otherwise establishes an exemption.  If the depositary is not provided with the correct taxpayer identification number, the taxpayer may also be subject to certain penalties imposed by the Internal Revenue Service (the “IRS”).  Therefore, each tendering U.S. Holder (as defined below in Section 13) should complete and sign IRS Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding.  Certain shareholders (including, among others, all corporations) are not subject to these backup withholding and reporting requirements.  In order for a shareholder who is not a U.S. Holder to qualify as an exempt recipient, such shareholder must submit an IRS Form W-8BEN (included as part of the Letter of Transmittal) or other applicable form, signed under penalties of perjury, attesting to that shareholder’s non-U.S. status.  Tendering shareholders can obtain other applicable forms from the depositary or from www.irs.gov.  See Instruction 10 of the Letter of Transmittal.

TO PREVENT U.S. FEDERAL BACKUP WITHHOLDING TAX ON THE GROSS PAYMENTS MADE TO YOU FOR SHARES PURCHASED PURSUANT TO THE OFFER, YOU MUST PROVIDE THE DEPOSITARY WITH A COMPLETED IRS FORM W-9 OR IRS FORM W-8 OR OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING.

For a discussion of certain United States federal income tax consequences to tendering shareholders, see Section 13.

Guaranteed Delivery.  If a shareholder desires to tender Shares into the Offer and the shareholder’s Share certificates are not immediately available or the shareholder cannot deliver the Share certificates to the depositary before the Expiration Date, or the shareholder cannot complete the procedure for book-entry transfer on a timely basis, or if time will not permit all required documents to reach the depositary before the Expiration Date, the shareholder may nevertheless tender the Shares, provided that the shareholder satisfies all of the following conditions:

•	the shareholder makes the tender by or through an eligible guarantor institution;

•
the depositary receives by mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form Global Sources has provided, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

•
the depositary receives the Share certificates, in proper form for transfer, or confirmation of book-entry transfer of the Shares into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent’s message, and any other documents required by the Letter of Transmittal, within three NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery.

Return of Unpurchased Shares.  The depositary will return certificates for unpurchased Shares promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, as applicable, or, in the case of Shares tendered by book-entry transfer at the book-entry transfer facility, the depositary will credit the Shares to the appropriate account maintained by the tendering shareholder at the book-entry transfer facility, in each case without expense to the shareholder.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  Global Sources will determine, in its sole discretion, all questions as to the number of Shares that it will accept and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding on all parties.  Global Sources reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for which Global Sources determines may be unlawful.  Global Sources also reserves the absolute right to waive any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder, and Global Sources’ interpretation of the terms of the Offer will be final and binding on all parties.  No tender of Shares will be deemed to have been properly made until the shareholder cures, or Global Sources waives, all defects or irregularities.  None of Global Sources, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give this notification.

Tendering Shareholder’s Representation and Warranty; Global Sources’ Acceptance Constitutes an Agreement.  A tender of Shares under any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to Global Sources that:

•	the shareholder has a net long position in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 of the Exchange Act (“Rule 14e-4”), and

•	the tender of Shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering:

•	has a net long position equal to or greater than the amount tendered in the Shares, or

•	securities immediately convertible into, or exchangeable or exercisable for, the Shares, and

•	will deliver or cause to be delivered the Shares in accordance with the terms of the Offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  Global Sources’ acceptance for payment of Shares tendered under the Offer will constitute a binding agreement between the tendering shareholder and Global Sources upon the terms and conditions of the Offer.

Lost or Destroyed Certificates.  Shareholders whose Share certificate for part or all of their Shares has been lost, stolen, misplaced or destroyed may contact Computershare Investor Services LLC, the transfer agent for Global Sources Shares, at 1-312-360-5177, for instructions as to obtaining a replacement Share certificate.  That Share certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for Shares that are tendered and accepted for payment.  The shareholder may have to post a bond to secure against the risk that the Share certificate may subsequently emerge.  We recommend that shareholders whose Share certificate has been lost, stolen, misplaced or destroyed contact Computershare Investor Services LLC in order to permit timely processing of this documentation.

Shareholders must deliver Share certificates, together with a properly completed and duly executed Letter of Transmittal, including any signature guarantees, or an agent’s message, and any other required documents to the depositary and not to Global Sources or the information agent.  Global Sources or the information agent will not forward any such documents to the depositary and delivery to Global Sources or the information agent will not constitute a proper tender of Shares.

4.	Withdrawal Rights.

Shareholders may withdraw Shares tendered into the Offer at any time prior to the Expiration Date.  Thereafter, such tenders are irrevocable, except tendered shares may be withdrawn at any time after 12:00 Midnight, New York City time, on August 25, 2010 if Global Sources has not theretofore accepted for payment the Shares tendered.

For a withdrawal to be effective, the depositary must receive, prior to the Expiration Date, a written notice of withdrawal at the depositary’s address set forth on the back cover page of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares that the shareholder wishes to withdraw and the name of the registered holder of the Shares.  If the Share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the Share certificates, the serial numbers shown on the Share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the Shares have been tendered for the account of an eligible guarantor institution.

If a shareholder has tendered Shares under the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with the book-entry transfer facility’s procedures.  Global Sources will determine all questions as to the form and validity (including the time of receipt) of any notice of withdrawal, in its sole discretion, and such determination will be final and binding.  None of Global Sources, the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give this notification.

A shareholder may not rescind a withdrawal and Global Sources will deem any Shares that a shareholder properly withdraws not properly tendered for purposes of the Offer, unless the shareholder properly re-tenders the withdrawn Shares before the Expiration Date by following one of the procedures described in Section 3.

5.	Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Global Sources will accept for payment and pay for, and thereby purchase, Shares properly tendered and not properly withdrawn prior to the Expiration Date.

For purposes of the Offer, Global Sources will be deemed to have accepted for payment, and therefore purchased, Shares that are properly tendered and are not properly withdrawn, subject to the “odd lot” priority and proration provisions of the Offer, only when, as and if it gives oral or written notice to the depositary of its acceptance of the Shares for payment under the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, Global Sources will accept for payment and pay $9.00 per share for up to 11,121,000 Shares if properly tendered and not properly withdrawn, or such fewer number of Shares as are properly tendered and not properly withdrawn.

Global Sources will pay for Shares that it purchases under the Offer by depositing the aggregate purchase price for these Shares with the depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from Global Sources and transmitting payment to the tendering shareholders.

In the event of proration, Global Sources will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date; provided however, Global Sources does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately five business days after the Expiration Date.  The preliminary results of any proration will be announced by press release promptly after the Expiration Date.  Shares tendered and not purchased, including Shares that Global Sources does not accept for purchase due to proration, will be returned to the tendering shareholder, or, in the case of Shares tendered by book-entry transfer, will be credited to the account maintained with the book-entry transfer facility by the participant therein who so delivered the Shares, at Global Sources’ expense and without expense to the tendering shareholders, promptly after the Expiration Date or termination of the Offer.  Under no circumstances will Global Sources pay interest on the purchase price regardless of any delay in making the payment.  If certain events occur, Global Sources may not be obligated to purchase Shares under the Offer.  See Section 6.

Global Sources will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased under the Offer.  If, however,

•	payment of the purchase price is to be made to any person other than the registered holder, or

•	if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal,

then the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.  See Instruction 7 of the Letter of Transmittal.

6.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, Global Sources will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if, at any time on or after the date hereof and before the Expiration Date, any of the following events shall have occurred (or shall have been reasonably determined by Global Sources to have occurred) that, in Global Sources’ reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or with acceptance for payment:

•
there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the Offer, the acquisition of some or all of the Shares under the Offer or otherwise relates in any manner to the Offer; or

•
there shall have been any action threatened, instituted, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or Global Sources or any of its subsidiaries, by any court or any authority, agency or tribunal that, in Global Sources’ reasonable judgment, would or might, directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit completion of the Offer; or

•	delay or restrict the ability of Global Sources, or render Global Sources unable, to accept for payment or pay for some or all of the Shares.

The foregoing conditions are for the sole benefit of Global Sources and may be waived by Global Sources, in whole or in part, at any time and from time to time, before the Expiration Date, in its sole discretion.  Global Sources’ failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any of these rights, and each of these rights shall be deemed an ongoing right that may be asserted at any time and from time to time.  Any determination or judgment by Global Sources concerning the events described above will be final and binding on all parties.

7.	Price Range of Shares; Dividends.

Our common shares are listed on the Nasdaq National Market under the symbol “GSOL.”  The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common shares as reported by the Nasdaq National Market as adjusted for the one for ten bonus share issues announced on February 16, 2004, March 1, 2005, March 6, 2006, March 5, 2007, December 20, 2007 and February 12, 2009.

	High	Low
2007
First Quarter	15.70	11.51
Second Quarter	19.00	11.49
Third Quarter	20.53	12.59
Fourth Quarter	32.14	17.47
2008
First Quarter	26.68	9.55
Second Quarter	15.35	10.76
Third Quarter	14.55	8.64
Fourth Quarter	9.22	4.18
2009
First Quarter	5.45	3.30
Second Quarter	7.97	3.67
Third Quarter	7.89	6.32
Fourth Quarter	7.07	6.34
2010
First Quarter	7.16	6.00

As of April 30, 2010 there were approximately 940 holders of record of our common shares.

We have not paid any cash dividends in the past on our common shares and do not intend to pay cash dividends on our common shares in the foreseeable future.  We intend to retain earnings for the future operation and development of our business.  Any future cash dividends to holders of common shares would depend on future earnings, capital requirements, our financial condition and other factors determined by our board of directors.

On June 28, 2010, the last trading day prior to the printing of this Offer to Purchase, the reported closing price of the Shares on the NASDAQ was $8.04.  We recommend that shareholders obtain current market quotations for the Shares.

8.	Source and Amount of Funds.

The Company intends to pay for the Shares purchased pursuant to the Offer, up to $100,089,000, and the related fees and expenses of the Offer to Purchase, with cash on hand, cash equivalents and available-for-sale securities.

9.	Certain Information Concerning Global Sources.

Additional Information.  Global Sources is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files periodic reports and other information relating to its business, financial condition and other matters.  Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Global Sources has filed with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO which includes additional information with respect to the Offer.  This material and other information may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549.  Copies of this material can also be obtained by mail, upon payment of the Securities and Exchange Commission’s customary charges, by writing to the Public Reference Section at 100 F Street, N.E., Room 1580, Washington, DC 20549.  The Securities and Exchange Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.  These reports, statements and other information can be inspected at the offices of the NASDAQ, 1735 K Street, Washington, DC 20006.

Incorporation by Reference.  The rules of the Securities and Exchange Commission allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission.  These documents contain important information about us.

SEC Filings (File No. 000-30678)	Period or Date Filed
Annual Report on Form 20-F	Year ended December 31, 2009

We incorporate by reference the documents listed.  You may request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address:  Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda, 1 441-295-2244, Attention:  Investor Relations.  Please be sure to include your complete name and address in the request.

10.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares.

As of April 30, 2010, Global Sources had 44,649,759 Shares outstanding.  The 11,121,000 Shares Global Sources is offering to purchase under the Offer represent approximately 24.9% of the Shares outstanding as of April 30, 2010.

As of April 30, 2010, Global Sources’ directors and executive officers as a group (11 individuals) beneficially owned an aggregate of 21,453,343 Shares, representing approximately 48.1% of the outstanding Shares.  The directors and executive officers of Global Sources are entitled to participate in the Offer on the same basis as all other shareholders.  The Company’s directors and executive officers who hold Shares have advised the Company that they may tender at least a portion of their Shares.

The following table shows the share ownership of the Company, including the number of shares beneficially owned by each director; by the Company’s principal executive officer; principal financial officers and by the three other executive officers of the Company; by all directors and executive officers as a group.

The information set forth below is as of April 30, 2010:

Common Shares Beneficially Owned
Name of Beneficial Owner	Shares	Percentage **
Merle Allan Hinrichs	20,911,033	46.8%
Hung Lay Si Co. Ltd	8,120,107	18.2%
Spenser Au	*	*
David Gerard Gillan***	*	*
Craig Pepples	*	*
Bill Georgiou	*	*
Sarah Benecke	*	*
Eddie Heng Teng Hua****	*	*
David F Jones	*	*
Roderick E Chalmers	*	*
James A Watkins	*	*
Robert Gene Lees	*	*
All officers and directors as a group (11 persons)	21,453,343	48.1%
________________________

*	Indicates beneficial ownership of less than 1%.

**	The percentage figures are calculated based on our total outstanding common shares (and do not take into account that portion of our total issued common shares which are held as treasury shares).

***	David Gerard Gillan stepped down as Chief Financial Officer of the Company, effective June 1, 2010.

****	Eddie Heng Teng Hua was appointed Interim Chief Financial Officer of the Company, effective June 1, 2010.

Based upon the information in Amendment No. 5 to the Schedule 13D filed with the SEC on December 3, 2009, Hung Lay Si Co. Ltd. is a company organized under the laws of the Cayman Islands. It is wholly owned by the Quan Gung 1986 Trust (the “1986 Trust”), a trust formed under the laws of the Island of Jersey. The trustee of the 1986 Trust is Hill Street Trustees Limited, an Island of Jersey limited liability company whose shares are wholly owned by RBC Trust Company (International) Limited (“RBCTCL”), a company organized under the laws of the Island of Jersey. RBCTCL is wholly owned by RBC Holdings (Channel Islands) Limited (“RBCHL”), a company organized under the laws of the Island of Guernsey. Prior to February 27, 2009, Hill Street Trustees Limited was wholly owned by the partners of the Mourant Group, which is a firm based in the Island of Jersey that provides trust administrative services. Each of the 1986 Trust, Hung Lay Si Co. Ltd., Hill Street Trustees Limited, RBCTCL and RBCHL may be deemed to be a beneficial owner of our common shares that are directly owned by Hung Lay Si Co. Ltd. under applicable SEC rules and regulations.

The 1986 Trust (through Hung Lay Si Co. Ltd., its wholly owned subsidiary) has the right to acquire certain additional common shares from another shareholder in certain circumstances, which results in the 1986 Trust (together with Hill Street Trustees Limited and Hung Lay Si Co. Ltd., RBCTCL and RBCHL) being beneficial owners of those common shares as of April 30, 2010 (see below). The Trust was formed under the laws of the Island of Jersey. Counsel to Hill Street Trustees Limited has informed us that, by virtue of the terms of the 1986 Trust and the laws of the Island of Jersey, Hill Street Trustees Limited cannot make disclosure of the names of the beneficiaries and settlor of the 1986 Trust in breach of the obligations placed on it and in accordance with its duties of confidentiality. Accordingly, you may never know the identity of the beneficiaries or settlors of the 1986 Trust.

On November 27, 2003, Merle Allan Hinrichs acquired 24,212,163 of our common shares, after adjustment to reflect the share split resulting from our bonus share distributions of one share for every ten shares held as of March 1, 2004, as of March 4, 2005, as of March 15, 2006, as of March 16, 2007, as of January 1, 2008, and as of February 27, 2009, representing approximately 54.2% of our outstanding common shares as of April 30, 2010, from Hung Lay Si Co. Ltd. As consideration for the purchase of the common shares, Mr. Hinrichs agreed to pay Hung Lay Si Co. Ltd. the purchase price of $109,337,056 payable on November 27, 2013. Mr. Hinrichs has granted to Hung Lay Si Co. Ltd. a security interest in all the said common shares as well as an additional 7,100,812 common shares (after adjustment to reflect the share split resulting from our said bonus share distributions) owned by Mr. Hinrichs,  pending payment of the consideration. A copy of the purchase agreement and security agreement was filed by Mr. Hinrichs with the SEC on Schedule 13D on December 8, 2003, and jointly by the 1986 Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transaction. The agreements provide that in the event of cash dividends declared and paid by us, Mr. Hinrichs will pay to Hung Lay Si Co. Ltd. 50% of the dividends for any of the common shares purchased by Mr. Hinrichs from Hung Lay Si Co. Ltd. that remain subject to Hung Lay Si Co. Ltd.’s security interest in the shares. If Mr. Hinrichs wishes to transfer or sell any shares subject to those agreements to someone other than Hung Lay Si Co. Ltd., Hung Lay Si Co. Ltd. has a right of first refusal to offer to purchase those shares. Hung Lay Si Co. Ltd. may also be deemed, under SEC rules, to be a beneficial owner of the shares in which it has a right of first refusal and a security interest.

Pursuant to a share purchase agreement and an agreement, each dated as of October 5, 2008, as amended by a letter agreement dated as of November 11, 2008, Mr. Hinrichs (i) agreed to sell 400,000 of our common shares at a price of $8.00 per share to Hung Lay Si Co. Ltd. for a cash consideration of $3.2 million and (ii) agreed to transfer 5,600,000 of our common shares at an agreed value of $8.00 per share to Hung Lay Si Co. Ltd. as partial repayment of the consideration for the previous share purchase referred to in the foregoing paragraph. Copies of the agreements were filed by Mr. Hinrichs with the SEC on Schedule 13D/A on November 18, 2008, and jointly by the 1986 Trust and Hung Lay Si Co. Ltd. on Schedule 13D/A on the same day, and reference is made to those filings for the complete terms of the transactions. The transactions were completed in November 2008.

As a result, and after the purchase by us of 3,589,589 of our common shares from Mr. Hinrichs pursuant to the tender offer consummated in December 2008, and after our bonus share distribution of one share for every ten shares held as of February 27, 2009, Mr. Hinrichs owns 20,911,033 of our common shares, representing approximately 46.8% of our outstanding common shares as of April 30, 2010.

Pursuant to the same tender offer referred to above, Hung Lay Si Co. Ltd. tendered 1,529,832 common shares which were accepted for payment. Hung Lay Si also sold 537,541 and 121,259 common shares in open market transactions in June 2009 and during the period from August 21, 2009 through September 30, 2009, respectively. In addition to the 8,120,107 common shares owned by Hung Lay Si Co. Ltd., it may be deemed to be the beneficial owner of 20,764,421 common shares owned by Mr. Hinrichs as of April 30, 2010 in which it has a right of first refusal and a security interest under SEC rules and regulations. Hill Street Trustees Limited has shared dispositive power with respect to those 20,764,421 common shares as well, as it has the authority to vote and dispose of the shares of Hung Lay Si Co. Ltd. owned by the 1986 Trust.

Recent Transactions.  During the 60 days prior to the date hereof, the Company did not purchase any of its shares.  To the best of the Company’s knowledge, after reasonable inquiry, none of the Company’s directors or executive officers or affiliates thereof had any transactions in the Company’s shares during the 60 days prior to the date hereof, other than the following: (i) Hung Lay Si Co. Ltd. sold 400 shares at $7.50 per share on May 20, 2010, 2,324 shares at $7.5065 per share on May 27, 2010, 3,476 shares at $7.515 per share on May 28, 2010, 5,400 shares at $7.5396 per share on June 1, 2010, 19,500 shares at $7.662 per share on June 2, 2010, 5,200 shares at $7.598 per share on June 3, 2010, 9,800 shares at $7.511 per share on June 4, 2010, 9,100 shares at $7.5838 per share on June 7, 2010, 500 shares at $7.504 per share on June 9, 2010, 6,600 shares at $7.5071 per share on June 10, 2010, 4,000 shares at $7.5498 per share on June 11, 2010, 7,200 shares at $7.606 per share on June 14, 2010, 10,200 shares at $7.6306 per share on June 15, 2010, 4,800 shares at $7.6085 per share on June 16, 2010, 2,100 shares at $7.593 per share on June 17, 2010, 9,500 shares at $7.5294 per share on June 18, 2010, 7,300 shares at $7.6341 per share on June 21, 2010, 5,400 shares at $7.6021 per share on June 22, 2010 and 4,700 shares at $7.5781 per share on June 23, 2010 and (ii) Sarah Benecke sold 500 shares at $7.60 per share on June 15, 2010, 100 shares at $7.60 per share on June 17, 2010, 100 shares at $7.59 per share on June 17, 2010, 100 shares at $7.64 per share on June 17, 2010, 100 shares at $7.61 per share on June 17, 2010, 100 shares at $7.59 per share on June 17, 2010, 500 shares at $7.58 per share on June 17, 2010, 100 shares at $7.60 per share on June 21, 2010 and 1,000 shares at $7.65 per share on June 21, 2010.

11.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act.

The purchase by Global Sources of Shares in the Offer will reduce the number of Shares that might otherwise be traded publicly and may reduce the number of Global Sources shareholders.  These reductions may reduce the volume of trading in our Shares and may result in lower stock prices and reduced liquidity in the trading of our Shares following completion of the Offer.  As of April 30, 2010, we had 44,649,759 Shares outstanding.  The 11,121,000 Shares that we are offering to purchase pursuant to the Offer represent approximately 24.9% of the Shares outstanding as of that date.  Shareholders may be able to sell non-tendered Shares in the future on the NASDAQ or otherwise, at a net price higher or lower than the purchase price in the Offer.  We can give no assurance, however, as to the price at which a shareholder may be able to sell such Shares in the future.

Global Sources anticipates that there will be a sufficient number of Shares outstanding and publicly traded following completion of the Offer to ensure a continued trading market for the Shares.  Based upon published guidelines of the NASDAQ, Global Sources does not believe that its purchase of Shares under the Offer will cause the remaining outstanding Shares of Global Sources common shares to be delisted from the NASDAQ.

The Shares are now “margin securities” under the rules of the Board of Governors of the Federal Reserve System.  This classification has the effect, among other things, of allowing brokers to extend credit to their customers using the Shares as collateral.  Global Sources believes that, following the purchase of Shares under the Offer, the Shares remaining outstanding will continue to be margin securities for purposes of the Federal Reserve Board’s margin rules and regulations.

The Shares are registered under the Exchange Act, which requires, among other things, that Global Sources furnish certain information to its shareholders and the Securities and Exchange Commission and comply with the Securities and Exchange Commission’s proxy rules in connection with meetings of the Global Sources shareholders.  Global Sources believes that its purchase of Shares under the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12.	Legal Matters; Regulatory Approvals.

Global Sources is not aware of any license or regulatory permit that appears material to its business that might be adversely affected by its acquisition of Shares as contemplated by the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of Shares by Global Sources as contemplated by the Offer.  Should any approval or other action be required, Global Sources presently contemplates that it will seek that approval or other action.  Global Sources is unable to predict whether it will be required to delay the acceptance for payment of or payment for Shares tendered under the Offer pending the outcome of any such matter.  There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to its business, results of operations and/or financial condition.  The obligations of Global Sources under the Offer to accept for payment and pay for Shares is subject to conditions.  See Section 6.

13.	Certain United States Federal Income Tax Consequences.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF TAX MATTERS SET FORTH IN THIS OFFER WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER FEDERAL TAX LAW.  EACH HOLDER IS ENCOURAGED TO SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain United States federal income tax consequences of the Offer to U.S. Holders (as defined below).  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.  We have not sought, nor do we expect to seek, any ruling from the IRS with respect to the matters discussed below.  There can be no assurance that the IRS will not take a different position concerning the tax consequences of the Offer or that any such position would not be sustained.

This discussion addresses only U.S. Holders who hold their Shares as capital assets within the meaning of Section 1221 of the Code.  This discussion does not purport to consider all aspects of United States federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders that are subject to special rules under the United States federal income tax laws (such as, for example, financial institutions, brokers or dealers in securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, former citizens or residents of the United States, persons who hold Shares as part of a hedge, integrated transaction, straddle, constructive sale or conversion transaction, regulated investment companies, real estate investment trusts, U.S. Holders whose functional currency is not the United States dollar, partnerships or other pass through entities for United States federal income tax purposes (or investors in such pass through entities), persons that acquired their Shares through the exercise of employee stock options or otherwise as compensation, holders subject to the alternative minimum tax, or holders who own, or have previously owned at any time (actually or constructively), stock possessing at least 10% of the Company’s voting power).

This summary does not address any state, local or non-U.S. tax consequences of the Offer, nor does it address any United States federal tax considerations (e.g., estate or gift tax) other than those pertaining to U.S. federal income tax.

This summary does not apply to holders of Shares who are not U.S. Holders.  Non-U.S. Holders should consult their own tax advisors regarding the United States federal income and other tax consequences and any applicable state, local and non-United States consequences of the Offer.

As used herein, a “U.S. Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes, (1) an individual who is citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State thereof or the District of Columbia, (3) a trust (a) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to make all substantial decisions or (b) that has a valid election in effect to be treated as a U.S. person, or (4) an estate, the income of which is subject to United States federal income taxation regardless of its source.

If any entity treated as a partnership for United States federal income tax purposes holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding the notes, then you should consult your own tax advisor.

U.S. Holders should consult their own tax advisors to determine the particular tax consequences to them of the Offer, including the applicability and effect of any United States federal income, estate and gift tax laws, as well as any state, local or non-U.S. tax laws.

A sale of Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes.  A U.S. Holder who participates in the Offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from us with respect to our stock.  If a broker or other paying agent is unable to determine whether sale or exchange treatment or distribution treatment should apply to a particular U.S. Holder, such paying agent may be required to report the transaction as resulting in a distribution.  In such event, if you believe that sale or exchange treatment is the proper treatment for you, you should consult with your own tax advisor about how to report the transaction on your tax return.

Subject to the discussion of the PFIC rules below:

Sale or Exchange Treatment.  Under Section 302 of the Code, a sale of Shares for cash by a U.S. Holder pursuant to the Offer will be treated as a “sale or exchange” of Shares for United States federal income tax purposes, rather than as a distribution with respect to the Shares held by the tendering U.S. Holder, only if the sale

•	results in a “complete termination” of such U.S. Holder’s equity interest in us,

•	results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or

•	is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

A sale of Shares by a U.S. Holder pursuant to the Offer will result in a “complete termination” if either (1) the U.S. Holder owns none of our Shares either actually or constructively immediately after the Shares are sold pursuant to the Offer or (2) the U.S. Holder actually owns none of our Shares immediately after the sale of Shares pursuant to the Offer and, with respect to Shares constructively owned, is eligible to waive, and effectively waives, constructive ownership of all such Shares.  U.S. Holders wishing to satisfy the “complete termination” test through waiver of attribution should consult their own tax advisors.

A sale of Shares by a U.S. Holder pursuant to the Offer will result in a “substantially disproportionate” redemption with respect to the U.S. Holder if, among other things, the percentage of our outstanding Shares actually and constructively owned by such U.S. Holder immediately after consummation of the Offer is less than 80% of the percentage of the Shares actually and constructively owned by such U.S. Holder immediately before the exchange (treating as outstanding all Shares purchased pursuant to the Offer).  If a sale of Shares pursuant to the Offer fails to satisfy the “substantially disproportionate” test, the U.S. Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test below.

A sale of Shares by a U.S. Holder pursuant to the Offer will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in us.  Whether a shareholder meets this test will depend on the shareholder’s particular facts and circumstances, as well as the amount of Shares tendered by other shareholders.  The IRS has indicated in published guidance that even a small reduction in the percentage interest of a shareholder whose relative equity interest in a publicly held corporation is minimal and who exercises no control over corporate affairs should constitute a “meaningful reduction.”  U.S. Holders should consult their own tax advisors regarding the application of this test to their particular circumstances.

In applying each of the Section 302 tests described above, a U.S. Holder must take into account not only Shares that such U.S. Holder actually owns, but also Shares that such U.S. Holder is treated as owning under constructive ownership rules.  Generally, a U.S. Holder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals and entities as well as Shares that a U.S. Holder has the right to acquire by exercise of an option or warrant or by conversion or exchange of a security.

Contemporaneous dispositions or acquisitions of Shares by a U.S. Holder or a related person may be deemed to be part of a single integrated transaction and, if so, may be taken into account in determining whether any of the Section 302 tests described above are satisfied.  A U.S. Holder should consult their own tax advisor regarding the treatment of other dispositions or acquisitions of Shares that may be integrated with such U.S. Holder’s sale of Shares to the Company pursuant to this Offer.

U.S. Holders should be aware that proration may affect whether the sale of Shares pursuant to the Offer will meet any of the Section 302 tests.  A U.S. Holder tendering its Shares will be able to designate the order in which such Shares will be purchased in the event that not all such Shares tendered are purchased as a result of proration. U.S. Holders should consult their own tax advisors concerning the mechanics and desirability of that designation.

If a U.S. Holder satisfies any of the Section 302 tests described above, the U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received and such U.S. Holder’s tax basis in the Shares exchanged.  Generally, a U.S. Holder’s tax basis for the Shares will be equal to the cost of the Shares to the U.S. Holder, less any prior distributions treated as a return of capital.  Any such gain or loss will generally be U.S. source income or loss (for U.S. foreign credit tax purposes), will be capital gain or loss and will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale pursuant to the Offer.  In the case of a non-corporate U.S. Holder, the maximum rate of United States federal income tax applicable to long-term capital gain on Shares held for more than one year is generally 15%.  Specified limitations apply to the deductibility of capital losses by U.S. Holders.  Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired by the U.S. Holder at the same cost in a single transaction) that we purchase from a U.S. Holder pursuant to the Offer.

Distribution Treatment.  If a U.S. Holder does not satisfy any of the Section 302 tests described above, the sale of a U.S. Holder’s Shares pursuant to the Offer will not be treated as a sale or exchange under Section 302.  Instead, the entire amount of cash received by such U.S. Holder pursuant to the Offer will be treated as a distribution to the U.S. Holder with respect to such U.S. Holder’s Shares.  The distribution will be treated as a dividend to the extent of the U.S. Holder’s share of our current and accumulated earnings and profits, as determined under United States federal income tax principles.  Global Sources cannot determine prior to consummation of the Offer the extent to which it has sufficient current and accumulated earnings and profits to cause any payment treated as a distribution under the foregoing rules to be treated as a dividend.  The amount of any distribution in excess of our current and accumulated earnings and profits would be treated as a return of capital to the extent of the U.S. Holder’s tax basis in the Shares with respect to which the distribution is deemed received (as determined on a block-by-block basis), and any remainder will be treated as capital gain.  Any such gain will be long-term capital gain if the U.S. Holder has held the Shares for more than one year as of the date of sale pursuant to the Offer.

Provided certain holding period and other requirements are satisfied, noncorporate U.S. Holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as a dividend because Shares tendered pursuant to the Offer should be treated as readily tradable on a established securities market in the United States for federal income tax purposes.  Corporate U.S. Holders will be subject to a top tax rate of 35% to the extent that any cash received is treated as a dividend because any such dividend will not qualify for the dividends received deduction.

Any such dividend will be taxed in its entirety, without reduction for the U.S. Holder’s tax basis of the Shares exchanged.  To the extent that a purchase of a U.S. Holder’s Shares pursuant to the Offer is treated as the receipt by the U.S. Holder of a dividend, the U.S. Holder’s tax basis in the tendered Shares will be added to any Shares retained by the U.S. Holder; provided that if a tendering U.S. Holder does not actually retain any Shares, the basis of any tendered Shares may (depending on circumstances) be added to Shares retained by a person related to such U.S. Holder or the basis may be lost.

Effect of Repurchases on Other Shareholders.  Under sections 305(b)(2) and 305(c) of the Code, if any tendering U.S. Holders are treated as receiving a dividend pursuant to the Offer, other U.S. Holders whose percentage interest in the Company increased as a result of the Offer (either because such U.S. Holder (i) did not tender any shares or (ii) tendered a relatively small portion of their shares) may be deemed to have received a taxable constructive stock dividend from the Company (to the extent of the Company’s current and accumulated earnings and profits, as determined under United States federal income tax principles), unless the Offer is considered to be “incident to an isolated redemption of stock.”  While the Company is of the view that this Offer should be viewed as an isolated transaction, and not part of a plan to make periodic tender offers, there is no assurance that the IRS could not successfully assert a contrary position (particularly in light of the fact that the Company consummated a prior tender offer in December 2008).  U.S. Holders should consult their own tax advisors regarding the possibility of receiving a constructive stock dividend.

PFIC.  A non−U.S. corporation generally will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying the relevant look−through rules with respect to the income and assets of its subsidiaries, either (i) 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, annuities and certain royalties and rents not derived in the active conduct of a business) or (ii) the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of the total value of its assets.

Although the application of the PFIC rules is unclear, there is a risk that we could be treated as having unexpectedly become a PFIC in 2009, and there can be no assurance that we will not be considered a PFIC for 2010 or any subsequent year.  A U.S. Holder should consult its own tax advisor regarding the possible adverse tax consequences that could apply to such U.S. Holder (in lieu of, or in addition to, the tax consequences described above) if we are considered to be a PFIC.

Backup Withholding. See Section 3 with respect to the application of U.S. federal backup withholding tax to payments made pursuant to the Offer.

14.	Extension of the Tender Offer; Termination; Amendment.

Global Sources expressly reserves the right, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by Global Sources to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of the extension to the depositary and making a public announcement of the extension.  Global Sources also expressly reserves the right to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of termination or postponement to the depositary and making a public announcement of termination or postponement.  Global Sources’ reservation of these rights to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that Global Sources must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of an Offer.  Subject to compliance with applicable law, Global Sources further reserves the right, regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by Global Sources to have occurred, to amend the Offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Offer.  Amendments to the Offer may be made at any time and from time to time effected by public announcement, the announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date.  Any public announcement made under the Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change.  Without limiting the manner in which Global Sources may choose to make a public announcement, except as required by applicable law, Global Sources shall have no obligation to publish, advertise or otherwise communicate any public announcement other than by making a release through Business Wire.

If Global Sources materially changes the terms of the Offer or the information concerning the Offer, Global Sources will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the Securities and Exchange Commission provide that the minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information.  If

•	Global Sources increases or decreases the price to be paid for Shares, materially increases or increases or decreases the number of Shares being sought in the Offer and, in the case of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and

•
the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that the notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the Offer will be extended until the expiration of such ten business day period.

15.	Fees and Expenses.

Global Sources has retained Georgeson Inc. to act as information agent and Computershare Trust Company, N.A. to act as depositary in connection with the Offer.  The information agent may contact holders of Shares by mail, telephone, telegraph and in person, and may request brokers, dealers, commercial banks, trust companies and other nominee shareholders to forward materials relating to the Offer to beneficial owners.  The information agent and the depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed by Global Sources for specified reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the United States federal securities laws.

No fees or commissions will be payable by Global Sources to brokers, dealers, commercial banks or trust companies (other than fees to the information agent and the depositary, as described above) for soliciting or recommending tenders of Shares under the Offer.  We recommend shareholders holding Shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if shareholders tender Shares through such brokers or banks and not directly to the depositary.  Global Sources, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity.  No broker, dealer, commercial bank or trust company has been authorized to act as the agent of Global Sources, the information agent, the depositary or for purposes of the Offer.  Global Sources will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares, except as otherwise provided in this document and Instruction 9 in the Letter of Transmittal.

16.	Miscellaneous.

Global Sources is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law.  If Global Sources becomes aware of any jurisdiction where the making of the Offer or the acceptance of Shares pursuant thereto is not in compliance with applicable law, Global Sources will make a good faith effort to comply with the applicable law.  If, after such good faith effort, Global Sources cannot comply with the applicable law, Global Sources will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Shares in that jurisdiction.  In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Global Sources by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, Global Sources has filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Offer.  The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning Global Sources.

Global Sources’ Board of Directors has not taken a position on the whether shareholders should tender their Shares in the Offer.  Global Sources has not authorized any person to give any information or to make any representation in connection with the Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal.  If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by Global Sources or the information agent.

June 30, 2010

The Letter of Transmittal and Share certificates and any other required documents should be sent or delivered by each shareholder or that shareholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at one of its addresses set forth below.

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. Attention: Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Please direct any questions or requests for assistance to the information agent at its telephone numbers and addresses set forth below.  Please direct requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below.  Shareholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.  Please contact the depositary to confirm delivery of Shares.

The information agent for the Tender Offer is:

199 Water Street, 26th Floor
New York, NY  10038

Banks and Brokers Call Collect:  1 212-440-9800
Non-US Stockholders Call Collect:  1 212-806-6859
Stockholders Call Toll Free:  1 866-295-4321

Exhibit (a)(1)(B)

LETTER OF TRANSMITTAL
To Tender Shares of its Common Shares,
Par Value $0.01 Per Share
At a Purchase Price of $9.00 Per Share

of

GLOBAL SOURCES LTD.

Pursuant to the Offer, dated June 30, 2010

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON JULY 28, 2010 UNLESS GLOBAL SOURCES EXTENDS THE OFFER.

The Depositary for the Tender Offer is:

By Mail:	By Overnight Courier:
Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

DESCRIPTION OF SHARES TENDERED
Name(s) and Address(es) of Registered Holder(s): (Please fill in, if blank, exactly as name(s) appear(s) on certificate(s))	Certificate(s) Tendered (Attach and sign additional list if necessary)
	Certificate Number(s)*	Number of Shares Represented by Certificate(s)	Number of Shares Tendered**

Total Shares
*Do not need to complete if Shares are delivered by book-entry transfer.
**If you desire to tender fewer than all Shares evidenced by any certificate(s) listed above, please indicated in this column the number of
Shares you wish to tender.  Otherwise, all Shares evidenced by such certificate(s) will be deemed to have been tendered.  See Instruction 4.

Delivery of this Letter of Transmittal to an address other than one of those set forth above will not constitute a proper delivery.  You must deliver this Letter of Transmittal to the depositary. Deliveries to Global Sources Ltd. (“Global Sources”), or Georgeson Inc. (the information agent for the Offer) will not be forwarded to the depositary and, therefore, will not constitute proper delivery to the depositary. Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility at the Depositary Trust Company (“DTC,” which is herein referred to as the “book-entry transfer facility”) will not constitute delivery to the depositary.

You should use this Letter of Transmittal if you are causing the Shares to be delivered by book-entry transfer to the depositary’s account at DTC pursuant to the procedures set forth in Section 3 of the Offer to Purchase.  Only financial institutions that are participants in the book-entry transfer facility’s system may make book-entry delivery of the Shares.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY  10038

Banks and Brokers Call Collect:  1 212-440-9800
Non-US Stockholders Call Collect:  1 212-806-6859
Stockholders Call Toll Free:  1 866-295-4321

__________

BEFORE COMPLETING THIS LETTER OF TRANSMITTAL, YOU SHOULD READ THIS LETTER OF TRANSMITTAL AND THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

You should use this Letter of Transmittal only if (1) you are also enclosing certificates for the Shares you desire to tender, or (2) you intend to deliver certificates for such Shares under a notice of guaranteed delivery previously sent to the depositary, or (3) you are delivering Shares through a book-entry transfer into the depositary’s account at DTC (i.e., the book-entry transfer facility) in accordance with Section 3 of the Offer to Purchase.

If you desire to tender Shares in the Offer, but you cannot deliver the certificates for your Shares and all other required documents to the depositary by the Expiration Date (as set forth in the Offer to Purchase), or cannot comply with the procedures for book-entry transfer on a timely basis, then you may tender your Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase.  See Instruction 2.  Delivery of the Letter of Transmittal and any other required documents to the book-entry transfer facility does not constitute delivery to the depositary.

☐	Check here if you are delivering tendered Shares pursuant to a notice of guaranteed delivery that you previously sent to the depositary and complete the following:

Names(s) of Tendering Stockholder(s):
______________________________________________________________________________

Date of Execution of notice of guaranteed delivery:
______________________________________________________________________________

Name of Institution that Guaranteed Delivery:
______________________________________________________________________________

☐
Check here if any certificates evidencing the Shares you are tendering with this Letter of Transmittal have been lost, stolen, destroyed or mutilated.  If you check this box, you must complete an affidavit of loss and return it with your Letter of Transmittal.  You should call Computershare Investor Services LLC, the transfer agent (the “Transfer Agent”) at 1 312-360-5177 to get information about the requirements for replacement.  You may be required to post a bond to secure against the risk that certificates may be subsequently recirculated.  Please call the Transfer Agent immediately to obtain an affidavit of loss, to receive further instructions on how to proceed, and to determine whether you will need to post a bond, so that the timely processing of this Letter of Transmittal will not be impeded.  See Instruction 13.

☐
Check here if you are a financial institution that is a participating institution in the book-entry transfer facility’s system and you are delivering the tendered Shares by book-entry transfer to an account maintained by the depositary at the book-entry transfer facility, and complete the following:

Names(s) of Tendering Institution:
______________________________________________________________________________

Account Number:
______________________________________________________________________________

Transaction Code Number:
______________________________________________________________________________

ODD LOTS
(See Instruction 13)

To be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of 50 Shares or fewer. The undersigned either (check one box):

☐  is the beneficial or record owner of an aggregate of 50 Shares or fewer, all of which are being tendered; or

☐   is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s), Shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of 50 Shares or fewer and is tendering all of the Shares.

NOTE:  SIGNATURES MUST BE PROVIDED BELOW

PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

The undersigned hereby tenders to Global Sources Ltd., a Bermuda corporation (“Global Sources”), the above-described shares of Global Sources’ common shares, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2010 and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time constitute the “Offer”).  Global Sources is inviting its shareholders to tender their Shares at $9.00 per share (the “Purchase Price”) net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

The tender of the Shares is being made at the price per share of $9.00, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in this Letter of Transmittal and in Global Sources’ Offer to Purchase, dated June 30, 2010, receipt of which is hereby acknowledged.

Subject to and effective upon acceptance for payment of, and payment for, Shares tendered with this Letter of Transmittal in accordance with the terms of the Offer, the undersigned hereby (1) sells, assigns and transfers to or upon the order of Global Sources all right, title and interest in and to all of the Shares tendered hereby which are so accepted and paid for; (2) orders the registration of any Shares tendered by book-entry transfer that are purchased under the Offer to or upon the order of Global Sources; and (3) appoints the depositary as attorney-in-fact of the undersigned with respect to such Shares, with the full knowledge that the depositary also acts as the agent of Global Sources, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to perform the following functions:

(a)           deliver certificates for Shares, or transfer ownership of such Shares on the account books maintained by the book-entry transfer facility, together in either such case with all accompanying evidences of transfer and authenticity, to or upon the order of Global Sources, upon receipt by the depositary, as the undersigned’s agent, of the Purchase Price with respect to such Shares;

(b)           present certificates for such Shares for cancellation and transfer on Global Sources’ books; and

(c)           receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned understands that Global Sources, upon the terms and subject to the conditions of the Offer, will pay $9.00 per share for Shares properly tendered into, and not properly withdrawn from, the Offer subject to the conditions of the Offer, including the proration and “odd lot” provisions described in the Offer to Purchase.

The undersigned hereby covenants, represents and warrants to Global Sources that:

(a)           the undersigned has a net long position in the Shares at least equal to the number of Shares being tendered within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is tendering the Shares in compliance with Rule 14e-4 under the Exchange Act;

(b)           has full power and authority to tender, sell, assign and transfer the Shares tendered hereby;

(c)           when and to the extent Global Sources accepts the Shares for purchase, Global Sources will acquire good and marketable title to them, free and clear of all security interests, liens, restrictions, claims, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and the Shares will not be subject to any adverse claims or rights;

(d)           the undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or Global Sources to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby and accepted for purchase; and

(e)           the undersigned has read and agrees to all of the terms of the Offer.

The undersigned understands that tendering of Shares under any one of the procedures described in Section 3 of the Offer to Purchase and in the Instructions to this Letter of Transmittal will constitute an agreement between the undersigned and Global Sources upon the terms and subject to the conditions of the Offer.  The undersigned acknowledges that under no circumstances will Global Sources pay interest on the Purchase Price.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Global Sources may terminate or amend the Offer; or may postpone the acceptance for payment of, or the payment for, Shares tendered, or may accept for payment fewer than all of the Shares tendered hereby.  The undersigned understands that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated above.

The names and addresses of the registered holders should be printed, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby.  The certificate numbers, the number of Shares represented by such certificates, and the number of Shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above.

Unless otherwise indicated under “Special Payment Instructions,” please issue the check for the aggregate Purchase Price of any Shares purchased (less the amount of any federal income or backup withholding tax required to be withheld), and/or return any Shares not tendered or not purchased, in the name(s) of the undersigned or, in the case of Shares tendered by book-entry transfer, by credit to the account at the book-entry transfer facility designated above. Similarly, unless otherwise indicated under “Special Delivery Instructions,” please mail the check for the aggregate Purchase Price of any Shares purchased (less the amount of any federal income or backup withholding tax required to be withheld), and any certificates for Shares not tendered or not purchased (and accompanying documents, as appropriate) to the undersigned at the address shown below the undersigned’s signature(s).  In the event that both the “Special Payment Instructions” and the “Special Delivery Instructions” are completed, please issue the check for the aggregate Purchase Price of any Shares purchased (less the amount of any federal income or backup withholding tax required to be withheld) and mail said check to the person(s) so indicated.

The undersigned recognizes that Global Sources has no obligation, under the Special Payment Instructions, to transfer any certificate for Shares from the name of its registered holder, or to order the registration or transfer of Shares tendered by book-entry transfer.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligations or duties of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in the Offer to Purchase, this tender is irrevocable.

SHAREHOLDER(S)—SIGN HERE
(See Instructions 1 and 6)
(Please See IRS Form W-9 or IRS Form W-8BEN or other IRS Form W-8, as applicable)

This Letter of Transmittal must be signed by registered holder(s) exactly as name(s) appear(s) on Share certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by Share certificates and documents transmitted herewith.  If a signature is by an officer on behalf of a corporation or by an executor, administrator, trustee, guardian, attorney-in-fact, agent or other person acting in a fiduciary or representative capacity, please provide full title and see Instruction 6.

Signature(s) of Shareholder(s)
Dated: __________________, 2010

Name(s): __________________________________________________________________________________________________________________________________________________________________________
Please Print
Capacity (full title): ___________________________________________________________________________________________________________________________________________________________________

Address: __________________________________________________________________________________________________________________________________________________________________________

Address Line 2: _____________________________________________________________________________________________________________________________________________________________________

Address Line 3: _____________________________________________________________________________________________________________________________________________________________________
Please Include Zip/Postal Code

(Country Code/Area Code) Telephone Number: _____________________________________________________________________________________________________________________________________________

Taxpayer Identification or Social Security No.(if applicable): ____________________________________________________________________________________________________________________________________

GUARANTEE OF SIGNATURE(S)
(If Required, See Instructions 1 and 6)

Authorized Signature: ________________________________________________________________________________________________________________________________________________________________

Name(s): __________________________________________________________________________________________________________________________________________________________________________

Name of Firm: ______________________________________________________________________________________________________________________________________________________________________

Address: __________________________________________________________________________________________________________________________________________________________________________

Address Line 2: _____________________________________________________________________________________________________________________________________________________________________

Address Line 3: _____________________________________________________________________________________________________________________________________________________________________

(Country Code/Area Code) Telephone Number: _____________________________________________________________________________________________________________________________________________

Dated: _____________, 2010

INSTRUCTIONS TO LETTER OF TRANSMITTAL

Forming Part of the Terms of the Offer

1.           Guarantee of Signatures.

Except as otherwise provided in this Instruction, all signatures on this Letter of Transmittal must be guaranteed by a financial institution that is a participant in the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “eligible guarantor institution” as such term is defined in Rule 17Ad-15 under the Exchange Act (an “Eligible Institution”).  Signatures on this Letter of Transmittal need not be guaranteed if either (a) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Letter of Transmittal, shall include any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of Shares) tendered herewith and such holder(s) have not completed either the box entitled “Special Payment Instructions” or “Special Delivery Instructions” in this Letter of Transmittal; or (b) such Shares are tendered for the account of an Eligible Institution.  See Instruction 6.  You may also need to have any certificates you deliver endorsed or accompanied by a stock power, and the signatures on these documents may also need to be guaranteed.  See Instruction 6.

2.           Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.

You should use this Letter of Transmittal only if you are (a) forwarding certificates with this Letter of Transmittal, (b) going to deliver certificates under a notice of guaranteed delivery previously sent to the depositary or (c) causing the Shares to be delivered by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase.  In order for you to properly tender Shares, the depositary must receive certificates for all physically tendered Shares, or a confirmation of a book-entry transfer of all Shares delivered electronically into the depositary’s account at the book-entry transfer facility, together in each case with a properly completed and duly executed Letter of Transmittal, or an Agent’s Message in connection with book-entry transfer, and any other documents required by this Letter of Transmittal, at one of its addresses set forth in this Letter of Transmittal by the Expiration Date (as defined in the Offer to Purchase).  The term “Agent’s Message” means a message transmitted by the book-entry transfer facility to, and received by, the depositary, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Shares, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Global Sources may enforce this agreement against the participant.

Guaranteed Delivery.  If you cannot deliver your Shares and all other required documents to the depositary, or if your share certificates are not immediately available, by the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your Shares, pursuant to the guaranteed delivery procedure described in Section 3 of the Offer to Purchase, by or through any eligible institution.  To comply with the guaranteed delivery procedure, you must (1) properly complete and duly execute a notice of guaranteed delivery substantially in the form provided to you by Global Sources, including (where required) a Signature Guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery; (2) arrange for the depositary to receive the notice of guaranteed delivery by the Expiration Date; and (3) ensure that the depositary receives the certificates for all physically tendered Shares or book-entry confirmation of electronic delivery of Shares, as the case may be, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees or an Agent’s Message, and all other documents required by this Letter of Transmittal, within three Nasdaq National Market trading days after receipt by the depositary of such notice of guaranteed delivery, all as provided in Section 3 of the Offer to Purchase.

The notice of guaranteed delivery may be delivered by facsimile transmission or mail to the depositary and must include, if necessary, a guarantee by an eligible guarantor institution in the form set forth in such notice.  For Shares to be properly tendered under the guaranteed delivery procedure, the depositary must receive the notice of guaranteed delivery before the Expiration Date.

The method of delivery of all documents, including certificates for Shares, is at the option and risk of the tendering stockholder.  If you choose to deliver the documents by mail, we recommend that you use registered mail with return receipt requested, properly insured.  In all cases, please allow sufficient time to assure timely delivery.

Global Sources will not accept any alternative, conditional or contingent tenders, nor will it purchase any fractional Shares.  By executing this Letter of Transmittal, you waive any right to receive any notice of the acceptance for payment of your tendered Shares.

3.           Inadequate Space.

If the space provided in the box captioned “Description of Shares Tendered” is inadequate, then you should list the certificate numbers, the number of Shares represented by the certificate(s) and the number of Shares tendered with respect to each certificate on a separate signed schedule attached to this Letter of Transmittal.

4.           Partial Tenders and Unpurchased Shares.

(Not applicable to stockholders who tender by book-entry transfer.)  If you wish to tender (i.e., offer to sell) fewer than all of the Shares evidenced by any certificate(s) that you deliver to the depositary, fill in the number of Shares that you wish to tender (i.e., offer for sale) in the column entitled “Number of Shares Tendered.”  In this case, if Global Sources purchases some but not all of the Shares that you tender, Global Sources will issue to you a new certificate for the unpurchased Shares.  The new certificate will be sent to the registered holder(s) promptly after the Expiration Date.  Unless you indicate otherwise, all Shares represented by the certificate(s) listed and delivered to the depositary will be deemed to have been tendered.  In the case of Shares tendered by book-entry transfer at the book-entry transfer facility, any tendered but unpurchased Shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility.  In each case, Shares will be returned or credited without expense to the stockholder. The option to tender fewer than all of your Shares is not available to shareholders who wish to receive “odd lots” priority as described in Section 1 of the Offer to Purchase.

5.           Order of Purchase in the Event of Proration.

As described in Section 1 of the Offer to Purchase, stockholders may specify the order in which their Shares are to be purchased in the event that, as a result of proration or otherwise, Global Sources purchases some but not all of the tendered Shares pursuant to the terms of the Offer.  The order of purchase may have an effect on the federal income tax treatment of any gain or loss on the Shares that Global Sources purchases.  See Sections 1 and 13 of the Offer to Purchase.

6.           Signatures on Letter of Transmittal, Stock Powers and Endorsements.

a.           Exact Signatures.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

b.           Joint Holders.

If the Shares are registered in the names of two or more persons, ALL such persons must sign this Letter of Transmittal.

c.           Different Names on Certificates.

If any tendered Shares are registered in different names on several certificates, you must complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

d.           Endorsements.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment of the Purchase Price is to be made, or the certificates for Shares not tendered or tendered but not purchased are to be issued, to a person other than the registered holder(s).  Signature(s) on any such certificate(s) or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, or if payment is to be made to a person other than the registered holder(s), the certificate(s) for the Shares must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) for such Shares, and the signature(s) on such certificates or stock power(s) must be guaranteed by an Eligible Institution.  See Instruction 1.  If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit to the depositary evidence satisfactory to Global Sources that such person has authority so to act.

7.           Stock Transfer Taxes.

Except as provided in this Instruction 7, no stock transfer tax stamps or funds to cover such stamps need to accompany this Letter of Transmittal.  Global Sources will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Shares purchased in the Offer.  If, however:

a.           payment of the Purchase Price is to be made to any person other than the registered holder(s);

OR

b.           tendered certificates are registered in the name of any person(s) other than the person(s) signing this Letter of Transmittal, then the depositary will deduct from the Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s) or otherwise) payable on account of the transfer of cash or stock thereby made to such person, unless satisfactory evidence of the payment of such taxes or an exemption from them is submitted with this Letter of Transmittal.

8.           Special Payment and Delivery Instructions.  If any of the following conditions holds:

a.           check(s) for the Purchase Price of any Shares purchased pursuant to the Offer are to be issued to a person other than the person(s) signing this Letter of Transmittal; or

b.           check(s) for the Purchase Price are to be sent to any person other than the person signing this Letter of Transmittal, or to the person signing this Letter of Transmittal, but at a different address, then, in each such case, you must complete the boxes captioned “Special Payment Instructions” and/or “Special Delivery Instructions” as applicable in this Letter of Transmittal and make sure that the signatures herein are guaranteed as described in Instructions 1 and 6.

9.           Tax Identification Number and Backup Withholding.

Important Tax Information.  U.S. federal income tax laws generally require a tendering stockholder to provide the depositary with such holder’s correct taxpayer identification number (“TIN”) and certain other information on IRS Form W-9, which is provided below, or, alternatively, to establish another basis for exemption from backup withholding.  In addition to penalties, failure to provide the depositary with the correct information or an adequate basis for an exemption from backup withholding may result in backup withholding at a current rate of 28% on all payments made to stockholders or other payees pursuant to the Offer.  Any amounts withheld under the backup withholding rules will be allowed as a credit against the stockholder’s U.S. federal income tax liability.  If withholding results in an overpayment of taxes, the stockholder may obtain a refund if the required information is timely provided to the IRS.  In order to avoid backup withholding, each tendering stockholder that is a U.S. Holder (as defined in Section 13 of the Offer to Purchase) must provide (i) its correct TIN by completing IRS Form W-9, certifying, under penalties of perjury, (1) that the TIN provided is correct (or that such stockholder is awaiting a TIN), (2) that (A) the stockholder is exempt from backup withholding, or (B) the IRS has not notified the stockholder that such stockholder is subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the stockholder that such stockholder is no longer subject to backup withholding, and (3) that the stockholder is a U.S. person (including a U.S. resident alien), or (ii), if applicable, an adequate basis for exemption.  If the tendering U.S. Holder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such U.S. Holder should write “Applied For” in the space provided for the TIN in Part I of IRS Form W-9, and sign and date IRS Form W-9.  If “Applied For” is written in Part I and the Paying Agent is not provided with a TIN by the time of payment, the Paying Agent will withhold 28% from any payments made pursuant to the Offer.  Certain stockholders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements.  Exempt U.S. Holders should indicate their exempt status on IRS Form W-9.  For further information concerning backup withholding and instructions for completing IRS Form W-9 (including how to obtain a taxpayer identification number if you do not have one and how to complete the IRS Form W-9 if Shares are held in more than one name), consult the enclosed IRS Form W-9 and related instructions.

A tendering shareholder who is not a U.S. Holder (as defined in Section 13 of the Offer to Purchase) may qualify as an exempt recipient with respect to backup withholding by submitting to the depositary a properly completed IRS Form W-8BEN, Form W-8ECI or Form W-8IMY, as applicable (instead of IRS Form W-9), signed under penalties of perjury, attesting to such stockholder’s foreign status.  An IRS Form W-8BEN is included in this Letter of Transmittal and other applicable forms can be obtained from the depositary or from www.irs.gov.

FAILURE TO COMPLETE AND RETURN THE IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8 MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT ANY DISCUSSION OF TAX MATTERS SET FORTH IN THIS OFFER WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY ANY PERSON, FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER FEDERAL TAX LAW.  EACH HOLDER IS ENCOURAGED TO SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

10.           Irregularities.

Global Sources will determine in its sole discretion all questions as to the number of Shares to accept, and the validity, eligibility (including time of receipt), and acceptance for payment of any tender of Shares.  Any such determinations will be final and binding on all parties.  Global Sources reserves the absolute right to reject any or all tenders of Shares it determines not be in proper form or the acceptance of which or payment for which may, in the opinion of Global Sources, be unlawful.  Global Sources also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares, and Global Sources’ interpretation of the terms of the Offer, including these instructions, will be final and binding on all parties.  No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as Global Sources shall determine.  None of Global Sources, the depositary, the information agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

11.           Questions; Requests for Assistance and Additional Copies.

Please direct any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the notice of guaranteed delivery to the information agent at the telephone number and address set forth below.  You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

12.           Lost, Stolen, Destroyed or Mutilated Certificates.

If any certificate representing any Shares has been lost, stolen, destroyed or mutilated, you should notify Computershare Investor Services LLC, the transfer agent for the Shares (the “Transfer Agent”) by calling 1 312-360-5177 and asking for instructions on obtaining replacement certificate(s) at the address specified on the cover of this Letter of Transmittal.  The Transfer Agent will require you to complete an affidavit of loss and return it to the Transfer Agent.  You will then be instructed by the Transfer Agent as to the steps you must take in order to replace the certificate.  You may be required to post a bond to secure against the risk that the certificate may be subsequently recirculated.

We cannot process this Letter of Transmittal and related documents until you have followed the procedures for replacing lost, stolen, destroyed or mutilated certificates.  We urge you to contact the Transfer Agent immediately, in order to receive further instructions, for a determination as to whether you will need to post a bond, and to permit timely processing of this documentation.

13.           Odd Lots.

As described in Section 1 of the Offer to Purchase, if Global Sources is to purchase fewer than all Shares properly tendered before the Expiration Date and not properly withdrawn, the Shares pur-

chased first will consist of all Shares properly tendered by any shareholder who owns, beneficially or of record, an aggregate of 50 Shares or fewer, and who tenders all of such holder’s Shares at the Purchase Price. This preference will not be available to you unless you complete the section captioned “Odd Lots” in this Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Important:  The depositary must receive this Letter of Transmittal (together with certificate(s) for Shares or confirmation of book-entry transfer and all other required documents) or, if applicable, the notice of guaranteed delivery, before the Expiration Date (as defined in the Offer to Purchase).

YOU MUST COMPLETE AND SIGN IRS FORM W-9 (OR IRS FORM W-8, AS APPLICABLE).  U.S. Holders should provide their social security number or other taxpayer identification number (“TIN”) if applicable and certify that it is not subject to backup withholding.

Form W-9 (Rev. October 2007) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.
Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)
Business name, if different from above
Check appropriate box:      ☐ Individual/Sole proprietor    ☐ Corporation     ☐  Partnership
   ☐  Limited liability company.  Enter the tax classification (D = disregarded entity), C = corporation, P = partnership) ►.......
   ☐  Other (see instructions)
☐Exempt payee
	Address (number, street, and apt. or suite no.)	Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)
Part I	Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box.  The TIN provided must match the name given on Line 1 to avoid backup withholding.  For individuals, this is your social security number (SSN).  However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3.  For other entities, it is your employer identification number (EIN).  If you do not have a number, see How to get a TIN on page 3.
Note.  If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social Security number
or
Employer identification number

Part II   Certification
Under penalties of perjury, I certify that:
1.  The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.  I am not subject to backup withholding because:  (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
3.  I am a U.S. citizen or other U.S. person (defined below).

Certification instructions.  You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.  For real estate transactions, item 2 does not apply.  For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN.  See the instructions on page 4.

Sign
Here
Signature of
 U.S. person ►                                                                                     Date ►

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:
1.  Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
2.  Certify that you are not subject to backup withholding, or
3.  Claim exemption from backup withholding if you are a U.S. exempt payee.  If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note.  If a requester give you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person

For federal tax purposes, you are considered a person if you are:
  An individual who is a U.S. citizen or U.S. resident alien,
  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
  An estate (other than a foreign estate) or
  A domestic trust (as defined in Regulations section 3.01.7701-7).
Special rules for partnerships.  Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business.  Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax.  Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:
  The U.S. owner of a disregarded entity and not the entity,
  The U.S. grantor or other owner of a grantor trust and not the trust, and
  The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.
Foreign person.  If you are a foreign person, do not use Form
W-9.  Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien.  Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income.  However, most tax treaties contain a provision known as a “saving clause.”  Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1.  The treaty country.  Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2.  The treaty article addressing the income.

3.  The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4.  The type and amount of income that qualifies for the exemption from tax.

5.  Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example.  Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States.  Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years.  However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States.  A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding?  Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments.  This is called “backup withholding.”  Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators.  Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2.  You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3.  The IRS tells the requester that you furnished an incorrect TIN,
4.  The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5.  You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding.  See the instructions below and the separate instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN.  If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding.  If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information.  Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs.  If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return.  However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor.  Enter your individual name as shown on your income tax return on the “Name” line.  You may enter your business, trade, or “doing business as (DBA)” name on the “Business name” line.

Limited liability company (LLC).  Check the “Limited liability company” box only and enter the appropriate code for the tax classification (“D” for disregarded entity, “C” for corporation, “P” for partnership) in the space provided.

For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner’s name on the “Name” line.  Enter the LLC’s name on the “Business name” line.

For an LLC classified as a partnership or a corporation, enter the LLC’s name on the “Name” line and any business, trade, or DBA name on the “Business name” line.

Other entities.  Enter your business name as shown on required federal tax documents on the “Name” line.  This name should match the name shown on the charter or other legal document creating the entity.  You may enter any business, trade, or DBA name on the “Business name” line.

Note.  You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Exempt Payee

If you are exempt from backup withholding, enter you name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding.  Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note.  If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1.  An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.  The United States or any of its agencies or instrumentalities,

3.  A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.  A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5.  An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.  A corporation,

7.  A foreign central bank of issue,

8.  A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9.  A futures commission merchant registered with the Commodity Futures Trading Commission,

10.  A real estate investment trust,

11.  An entity registered at all times during the tax year under the Investment Company Act of 1940,

12.  A common trust fund operated by a bank under section 584(a),

13.  A financial institution,

14.  A middleman known in the investment community as a nominee or custodian, or

15.  A trust exempt from tax under section 664 or described in section 4947.

The chart below shows types of payments that may be exempt from backup withholding.  The chart applies to the exempt payees listed above, 1 though 15.

IF the payment is for . . .                  THEN the payment is exempt
                    for . . .

Interest and dividend payments    All exempt payees except for 9

Broker transactions           Exempt recipients 1 though 13.  Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker

Barter exchange transactions and     Exempt payees 1 though 5
 patronage dividends

Payments over $600 required to be   Generally, exempt recipients 1
reported and direct sales over        though 72
$5,0001

1        See Form 1099-MISC, Miscellaneous Income, and its instructions.
2         However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding:  medical and health care payments, attorneys’ fees, and payments for services paid by a federal executive agency.

Part I.  Taxpayer Identification
Number (TIN)

Enter your TIN in the appropriate box.  If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN).  Enter it in the social security number box.  If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.  However, the IRS prefers that you use your SSN.

If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if the owner has one).  If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note.  See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN.  If you do not have a TIN, apply for one immediately.  To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov.  You may also get this form by calling 1-800-772-1213.  Use Form W-7, Application for IRS Individual Taxpayer Identification Number to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN.  You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business.  You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester.  For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments.  The 60-day rule does not apply to other types of payments.  You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note.  Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
-
Caution:  A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9.  You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required).  Exempt recipients, see Exempt Payee on page 2.

Signature requirements.  Complete the certification as indicated in 1 through 5 below.

1.  Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983.  You must give your correct TIN, but you do not have to sign the certification.

2.  Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983.  You must sign the certification or backup withholding will apply.  If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3.  Real estate transactions.  You must sign the certification.  You may cross out item 2 of the certification.

4.  Other payments.  You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN.  “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5.  Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions.  You must give your correct TIN, but you do not have to sign the certification.

Agriculture in the name of a
public entity (such as a state or
local government, school district,
or prison) that receives
agricultural program payments

1  List first and circle the name of the person whose number you furnish.  If only one person on a joint account has an SSN, that person’s number must be furnished.
2  Circule the minor’s name and furnish the minor’s SSN.
3  You must show your individual name and you may also enter your business or “DBA” name on the second name line.  You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
4   List first and circle the name of the trust, estate, or pension trust.  (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)  Also see Special rules regarding partnerships on page 1.

Note.  If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account1
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor2
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee1
b. So-called trust account that is not a legal or valid trust under state law	The actual owner1
5. Sole proprietorship or disregarded entity owned by an individual	The owner3
For this type of account:	Give name and EIN of:
6. Disregarded entity not owned by an individual	The owner3
7. A valid trust, estate, or pension trust	Legal entity4
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of	The public entity

 Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:
  Protect your SSN,
  Ensure your employer is protecting your SSN, and
  Be careful when choosing a tax preparer.
    Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484.  You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA.  The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return.  The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws.  We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return.  Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer.  Certain penalties may also apply.

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding
► Section references are to the Internal Revenue code.  See separate instructions.
► Give this form to the withholding agent or payer.  Do not send to the IRS.
OMB No. 1545-1621
Do not use this form for:	Instead, use form:

A U.S. citizen or other U.S. person, including a resident alien individual	W-9
A person claiming that income is effectively connected with the conduct of a trade or business in the United States	W-8ECI
A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
   A foreign government, international organization, foreign central bank of issuer, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)
W-8ECI or W-8EXP
Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
A person acting as an intermediary	W-8IMY

Note: See instructions for additional exceptions.
Part I				Identification of Beneficial Owner (See instructions.)
1 Name of individual or organization that is the beneficial owner				2 Country of incorporation or organization
3 Type of beneficial owner:	☐Individual	☐Corporation	☐Disregarded entity	☐Partnership	☐Simple trust
☐Grantor trust	☐Complex trust	☐Estate	☐Government	☐International organization
☐Central bank of issue	☐Tax-exempt organization	☐Private foundation
4 Permanent residence address (street, apt. or suite no., or rural rout). Do not use a P.O. box or in-care-of address.
City or town, state or province. Include postal code where appropriate.				Country (do not abbreviate)
5 Mailing address (if different from above)
City or town, state or province, Include postal code where appropriate.				Country (do not abbreviate)
6 U.S. taxpayer identification number, if required (See instructions)			7 Foreign tax identifying number, if any (optional)
☐ SSN or ITIN ☐ EIN
8 Reference number(s) (see instructions)
Part II				Claim of Tax Treaty Benefits (if applicable)
9 I certify that (check all that apply):
a ☐The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.
b ☐If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
c    ☐The beneficial owner is not an individual, derives the item (or times) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d    ☐the beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e    ☐The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10   Special rates and conditions (if applicable–see instructions):  The beneficial owner is claiming the provisions of Article   of the treaty identified on line 9a above to claim a     % rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:

Part III	Notional Principal contracts
11  ☐ I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct for a trade or business in the United States.  I agree to update this statement as required.

Part IV	Certification
Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete.  I further certify under penalties of perjury that:
1  I am the beneficial owner  (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
2  The beneficial owner is not a U.S person,
3 The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner’s share of a partnership’s effectively connected income, and
4  For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.
Furthermore, I authorize this form to be provided to any withholding agent that has control receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here  ►_______________________  ______  _______
          Signature of beneficial owner (or individual authorized to sign for beneficial owner)          Date (MM-DD-YYY)    Capacity in which acting

Instructions for Form W-8BEN	Department of the Treasury Internal Revenue Service
(Rev. February 2006)
Certificate of Foreign Status of Beneficial Owner for United States Tax
Withholding

General Instructions
Section references are to the Internal Revenue Code unless otherwise noted.

For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form. Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

●   Interest (including certain original issue discount (OID));
●   Dividends;
●   Rents;
●   Royalties;
●   Premiums;
●   Annuities;
●   Compensation for, or in expectation of, services performed;
●   Substitute payments in a securities lending transaction;
or
●   Other fixed or determinable annual or periodical gains, profits, or income.

This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner’s distributive share of the partnership’s effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

If you receive certain types of income, you must provide Form W-8BEN to:

● Establish that you are not a U.S. person
● Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and
● If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

    You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

  ●   Broker proceeds.
  ●   Short-term (183 days or less) original issue discount (OID).
  ●   Bank deposit interest.
  ●   Foreign source interest, dividends, rents, or royalties.
  ●   Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information. For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file. You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

Do not use Form W-8BEN if:

● You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.
● You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

  You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee’s Withholding Allowance Certificate.
  You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.
  You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).
  You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.
  You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.
  You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.
  You are a withholding foreign partnership or a withholding foreign trust within the meaning of sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner’s, beneficiary’s, or owner’s distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.
  You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian).  Instead, provide Form W-8IMY.
  You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.
Giving Form W-8BEN to the withholding agent. Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

Note. If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances. If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner’s share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN. Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6

beginning on page 4 for circumstances under which you must provide a U.S. TIN.	test” for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an
Definitions

Beneficial owner. For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

The beneficial owner of income paid to a foreign estate is the estate itself.

Note. A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person. A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual. Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the “green card test” or the “substantial presence alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity. A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder’s jurisdiction.

For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity. A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity. A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity. An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity. A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

   A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding. Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

For purposes of section 1446, the amount subject to withholding is the foreign partner’s share of the partnership’s effectively connected taxable income.

Withholding agent. Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1. Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2. If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for “not applicable”).

Line 3. Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the “Partnership” or “Disregarded entity” box. If you are a sole proprietor, check the “Individual” box, not the “Disregarded entity” box.

Only entities that are tax-exempt under section 501 should check the “Tax-exempt organization” box. Such organizations should use Form
W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4. Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country’s income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5. Enter your mailing address only if it is different from the address you show on line 4.

Line 6. If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).
You must provide a U.S. TIN if you are:
●Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,
●   A foreign grantor trust with 5 or fewer grantors,
●   Claiming benefits under an income tax treaty, or
●   Submitting the form to a partnership that conducts a trade or business in the United States.
However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:
●  Dividends and interest from stocks and debt obligations that are actively traded;
●  Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);
●   Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and
●   Income related to loans of any of the above securities.

You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7. If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8. This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4)

Part II

Line 9a. Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b. If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c. An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:
●   Derives the item of income for which the treaty benefit is claimed, and

 ●   Meets the limitation on benefits provisions contained in the treaty, if any.
An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity’s jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:
●   The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and
●   The entity is considered to be fiscally transparent under the laws of the interest holder’s jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder’s jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder’s Form W-8BEN with a Form W-8IMY completed by the entity.

An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a “limitation on benefits” provision.

Line 9d. If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a “qualified resident” of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation (“branch interest”) and other applicable rules.

In general, a foreign corporation is a qualified resident of a country if any of the following apply.
●   It meets a 50% ownership and base erosion test.
●   It is primarily and regularly traded on an established securities market in its country of residence or the United States.
●   It carries on an active trade or business in its country of residence.
●   It gets a ruling from the IRS that it is a qualified resident.

    See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e. Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

The following are additional examples of persons who should complete this line.

●  Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.
●  Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.
●  Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants. A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.

Completing lines 4 and 9a. Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

Completing line 10. You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien. You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges. Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

   You are an exempt foreign person for a calendar year in which:
  ●  You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;
  ●  You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and
  ●  You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

Paperwork Reduction Act Notice. We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put “Forms Comment” on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

The Letter of Transmittal and certificates for Shares and any other required documents should be sent or delivered by each tendering stockholder or its broker, dealer, commercial bank, trust company or other nominee to the depositary at one of its addresses set forth on the front cover of this Letter of Transmittal.

Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery or other related materials may be directed to the information agent at the telephone number and address set forth below.  You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.  To confirm delivery of your Shares, please contact the depositary.

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY  10038

Banks and Brokers Call Collect: 1 212-440-9800
Non-US Stockholders Call Collect: 1 212-806-6859
Stockholders Call Toll Free: 1 866-295-4321

Exhibit (a)(1)(C)

Notice of Guaranteed Delivery

(Not to be Used for Signature Guarantee)
for

Offer to Purchase for Cash

Up to 11,121,000 Shares of its Common Shares

At a Purchase Price of $9.00 Per Share

by

GLOBAL SOURCES LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON
JULY 28, 2010, UNLESS GLOBAL SOURCES LTD. EXTENDS THE OFFER.

As set forth in Section 3 of the Offer to Purchase, dated June 30, 2010, you should use this notice of guaranteed delivery (or a facsimile of it) to accept the Offer (as defined herein) if:

(a) your share certificates are not immediately available or you cannot deliver certificates representing shares of common shares, par value $0.01 per share (the “Shares”), of Global Sources Ltd., a Bermuda company (“Global Sources”), prior to the “Expiration Date” (as defined in Section 1 of the Offer to Purchase); or

(b) the procedure for book-entry transfer cannot be completed before the Expiration Date (as specified in Section 1 of the Offer to Purchase); or

(c) time will not permit a properly completed and duly executed Letter of Transmittal and all other required documents to reach the depositary referred to below before the Expiration Date.

You may deliver this notice of guaranteed delivery (or a facsimile of it), signed and properly completed, by mail, overnight courier or facsimile transmission so that the depositary receives it before the Expiration Date. See Section 3 of the Offer to Purchase and Instruction 2 to the Letter of Transmittal.

The Depositary for the Tender Offer is:
By Mail:	By Facsimile Transmission:	By Overnight Courier:
Computershare Trust Company, N.A. Attention: Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	For Eligible Institutions Only: 1 617-360-6810 For Confirmation Only Telephone: 1 781-575-2332	Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Delivery of this notice of guaranteed delivery to an address other than those shown above or transmission of instructions via the facsimile number other than the one listed above does not constitute a proper delivery. Deliveries to Global Sources or to the information agent for the Offer will not be forwarded to the depositary and therefore, will not constitute proper delivery. Deliveries to the book-entry transfer facility (as defined in the Letter of Transmittal) will not constitute proper delivery to the depositary.

You cannot use this notice of guaranteed delivery form to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an “eligible guarantor institution” (as defined in Section 3 of the Offer to Purchase) under the instructions thereto, such signature must appear in the applicable space provided in the signature box on the Letter of Transmittal.

Ladies and Gentlemen:

The undersigned hereby tenders to Global Sources Ltd., a Bermuda company (“Global Sources”), the above-described shares of Global Sources’ common shares, par value $0.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2010, and in the related Letter of Transmittal, as they may be amended and supplemented from time to time. Global Sources is inviting its shareholders to tender their Shares at $9.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Number of Shares Being Tendered Hereby:              Shares

ODD LOTS
(See Instruction 13 of the Letter of Transmittal)

To be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of 50 or fewer Shares. The undersigned either (check one box):

☐ is the beneficial or record owner of an aggregate of 50 or fewer Shares, all of which are being tendered; or

☐ is a broker, dealer, commercial bank, trust company, or other nominee that (a) is tendering for the beneficial owner(s), Shares with respect to which it is the record holder, and (b) believes, based upon representations made to it by the beneficial owner(s), that each such person is the beneficial owner of an aggregate of 50 or fewer Shares and is tendering all of the Shares.

Certificate Nos. (if available): _________________________________________________________________________________________________________________________________________________________

Name(s) of Record Holder(s): _________________________________________________________________________________________________________________________________________________________

(Please Type or Print)
Address(es): ______________________________________________________________________________________________________________________________________________________________________

Zip Code: ________________________________________________________________________________________________________________________________________________________________________

Daytime Area Code and Telephone Number: _____________________________________________________________________________________________________________________________________________

Signature(s): _____________________________________________________________________________________________________________________________________________________________________

Dated: _________________________________, 2010

If shares will be tendered by book-entry transfer, check this box ☐ and provide the following information:

Name of Tendering Institution: ________________________________________________________________________________________________________________________________________________________

Account Number at Book-Entry Transfer Facility: __________________________________________________________________________________________________________________________________________

THE GUARANTEE SET FORTH BELOW MUST BE COMPLETED.

GUARANTEE

(Not to be used for Signature Guarantee)

The undersigned, a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity which is an “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing constituting an “Eligible Guarantor Institution”) guarantees the delivery of the Shares tendered hereby to the depositary, in proper form for transfer, or a confirmation that the Shares tendered hereby have been delivered under the procedure for book-entry transfer set forth in the Offer to Purchase into the depositary’s account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal and any other required documents, all within three Nasdaq National Market trading days of the date hereof.

Name of Firm:	Name of Firm:

Authorized Signature:	Authorized Signature:

Name:	Name:

Title:	Title:

Address:	Address:

Zip Code:	Zip Code:

(Country Code/Area Code) Telephone Number:	(Country Code/ Area Code) Telephone Number:

Dated: , 2010	Dated: , 2010

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY.
SHARE CERTIFICATES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Exhibit (a)(1)(D)

Offer to Purchase for Cash
Up to 11,121,000 Shares of its Common Shares
At a Purchase Price of $9.00 Per Share

by

GLOBAL SOURCES LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 28, 2010 UNLESS
GLOBAL SOURCES LTD. EXTENDS THE OFFER.

June 30, 2010

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Global Sources Ltd., a Bermuda company (“Global Sources”), has appointed us to act as the information agent in connection with its Offer to Purchase for cash up to 11,121,000 shares of its common shares, par value $0.01 per share (the “Shares), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).  Global Sources Ltd. is inviting its shareholders to tender their Shares at $9.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer.

Global Sources will, upon the terms and subject to the conditions of the Offer, pay $9.00 per share (the “Purchase Price”) for Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer.  All Shares properly tendered before the Expiration Date (as specified in Section 1 of the Offer to Purchase) and not properly withdrawn will be purchased by Global Sources at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions and “odd lot” provisions thereof.  See Section 1 of the Offer to Purchase.

As described in the Offer to Purchase, if, at the Expiration Date, more than 11,121,000 Shares are properly tendered and not properly withdrawn, Global Sources will accept Shares for purchase in the following order of priority:

•	first, from all holders of “odd lots” of 50 Shares or fewer who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and

•	second, from all other shareholders who properly tender Shares, on a pro rata basis.

The Offer is not conditioned on any minimum number of Shares being tendered or the availability of any financing. The Offer is, however, subject to other conditions.  See Section 6 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

I.	Offer to Purchase, dated June 30, 2010;

II.
Letter to Clients, which you may send to your clients for whom you hold Shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer;

III.	Letter of Transmittal, for your use and for the information of your clients, Form W-9 and related instructions and Form W-8BEN and related instructions; and

IV.
Notice of Guaranteed Delivery, to be used to accept the Offer in the event that you are unable to deliver the Share certificates, together with all other required documents, to the depositary before the Expiration Date, or if the procedure for book-entry transfer cannot be completed before the Expiration Date.

WE RECOMMEND THAT YOU CONTACT YOUR CLIENTS PROMPTLY. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 28, 2010, UNLESS GLOBAL SOURCES EXTENDS THE OFFER.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of Shares under the Offer other than fees paid to the information agent as described in the Offer to Purchase.  Global Sources will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of Shares held by them as a nominee or in a fiduciary capacity.  Global Sources will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).  No broker, dealer, bank, trust company or fiduciary shall be deemed to be either our agent or the agent of Global Sources, the depositary or the information agent for purposes of the Offer.

For Shares to be properly tendered pursuant to the Offer, (1) the depositary must timely receive the Share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase and the Letter of Transmittal) and any other documents required pursuant to the Offer, or (2) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

Shareholders (a) whose Share certificates are not immediately available or who will be unable to deliver to the depositary the certificate(s) for the Shares being tendered and all other required documents before the Expiration Date, or (b) who cannot complete the procedures for book-entry transfer before the Expiration Date, must tender their Shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

The Board of Directors of Global Sources has approved the self-tender offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.  The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their shares in the self-tender offer.

Please address any inquiries you may have with respect to the Offer to the information agent, Georgeson Inc., at the telephone number and address set forth on the back cover page of the Offer to Purchase.

U.S. Shareholders may obtain additional copies of the enclosed material from Georgeson Inc. by calling them at:  1 866-295-4321.  Non-U.S. shareholders may obtain additional copies of the enclosed material from Georgeson Inc. by calling them at:  1 212-806-6859.

Capitalized terms used but not defined herein have the meanings assigned to them in the Offer to Purchase and the Letter of Transmittal.

Very truly yours,

Georgeson Inc.

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AN AGENT OF GLOBAL SOURCES, THE INFORMATION AGENT, THE TRUSTEE FOR ANY GLOBAL SOURCES EMPLOYEE PLAN, OR THE DEPOSITARY OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

Exhibit (a)(1)(E)

Offer to Purchase for Cash
Up to 11,121,000 Shares of its Common Shares

by

GLOBAL SOURCES LTD.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL
EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JULY 28, 2010, UNLESS
GLOBAL SOURCES EXTENDS THE OFFER

June 30, 2010

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated June 30, 2010, and the Letter of Transmittal, in connection with the Offer by Global Sources Ltd., a Bermuda company (“Global Sources”), to purchase up to 11,121,000 shares of its common shares, par value $0.01 per share (the “Shares”).  Pursuant to the Offer to Purchase and the Letter of Transmittal, which together (as each may be amended and supplemented from time to time) constitute the Offer, Global Sources will purchase the Shares at a price of $9.00 per share (the “Purchase Price”) for Shares properly tendered and not properly withdrawn pursuant to the terms of the Offer, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

All Shares properly tendered before the Expiration Date (as specified in Section 1 of the Offer to Purchase) and not properly withdrawn will be purchased by Global Sources at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration provisions and “odd lot” provisions thereof.  All Shares that Global Sources does not accept for purchase because of proration will be returned at Global Sources’s expense to the shareholders that tendered such Shares promptly after the Expiration Date.

If the number of Shares properly tendered is less than or equal to 11,121,000 Shares (or such greater number of Shares as Global Sources may elect to purchase pursuant to the Offer), Global Sources will, on the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Shares so tendered.

On the terms and subject to the conditions of the Offer, if at the expiration of the Offer more than 11,121,000 Shares (or such greater number of Shares as Global Sources may elect to purchase) are properly tendered, Global Sources will buy Shares first, from all shareholders who own, beneficially or of record, an aggregate of 50 or fewer Shares (an “Odd Lot Holder”), and who properly tender all of their Shares, and second, on a pro rata basis from all other shareholders who properly tender Shares. See Sections 1, 3 and 5 of the Offer to Purchase.

We are the owner of record of Shares held for your account.  As such, we are the only ones who can tender your Shares, and then only pursuant to your instructions.  We are sending you the Letter of Transmittal for your information only.  You cannot use the Letter of Transmittal to tender Shares we hold for your account.  The Letter of Transmittal must be completed and executed by us, according to your instructions.

PLEASE INSTRUCT US AS TO WHETHER YOU WISH US TO TENDER, ON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER, ANY OR ALL OF THE SHARES WE HOLD FOR YOUR ACCOUNT, BY COMPLETING AND SIGNING THE INSTRUCTION FORM ENCLOSED HEREIN.

Please note carefully the following:

1.           You may tender Shares at the price of $9.00 per share as indicated in the enclosed Instruction Form, net to you in cash, without interest.

2.           You should consult with your broker and/or your tax advisor as to whether (and if so, in what manner) you should designate the priority in which you want your tendered Shares to be purchased in the event of proration.

3.           The Offer is not conditioned upon any minimum number of Shares being tendered or the availability of any financing.  The Offer is, however, subject to certain other conditions set forth in Section 6 of the Offer to Purchase, which you should read carefully.

4.           The Offer, the proration period and the withdrawal rights will expire at 12:00 Midnight, New York City time, on July 28, 2010, unless Global Sources extends the Offer.

5.           The Offer is for up to 11,121,000 Shares, constituting approximately 24.9% of the Shares outstanding as of April 30, 2010.

6.           Tendering shareholders who are registered shareholders or who tender their Shares directly to Computershare Trust Company, N.A. will not be obligated to pay any brokerage commissions or fees, solicitation fees, or (except as set forth in the Offer to Purchase and Instruction 7 to the Letter of Transmittal) stock transfer taxes on Global Sources’ purchase of Shares under the Offer.

7.           If you are an Odd Lot Holder and you instruct us to tender on your behalf all of the Shares that you own before the expiration of the Offer and check the box captioned “Odd Lots” on the attached Instruction Form, Global Sources, on the terms and subject to the conditions of the Offer, will accept all such Shares for purchase before proration, if any, of the purchase of other Shares properly tendered and not properly withdrawn.

8.           The Board of Directors of Global Sources has approved the self-tender offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.  The Company’s directors and executive officers have advised the Company that they may tender at least a portion of their shares in the self-tender offer.

If you wish to have us tender any or all of your Shares, please instruct us to that effect by completing, executing, and returning to us the enclosed Instruction Form.  A pre-addressed envelope is enclosed for your convenience.  If you authorize us to tender your Shares, we will tender all of the Shares that we hold beneficially for your account unless you specify otherwise on the enclosed Instruction Form.

Please forward your completed Instruction Form to us in a timely manner to give us ample time to permit us to submit the tender on your behalf before the Expiration Date of the Offer.  The Offer, proration period and withdrawal rights will expire at 12:00 Midnight, New York City time, on July 28, 2010 unless Global Sources extends the Offer.

As described in the Offer to Purchase, if more than 11,121,000 Shares are properly tendered and not properly withdrawn before the Expiration Date, then Global Sources will accept all Shares properly tendered before the Expiration Date (and not properly withdrawn) on a pro rata basis subject to the “odd lots” provision described in paragraph 7 above, and with adjustments to avoid purchases of fractional Shares, all as provided in the Offer to Purchase.

The Offer is being made solely under the Offer to Purchase and the Letter of Transmittal and is being made to all record holders of Shares.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

YOUR PROMPT ACTION IS REQUESTED.  PLEASE FORWARD YOUR COMPLETED INSTRUCTION FORM TO US IN AMPLE TIME TO PERMIT US TO SUBMIT THE TENDER ON YOUR BEHALF BEFORE THE EXPIRATION OF THE OFFER.

Instruction Form with Respect

to

GLOBAL SOURCES LTD.

Offer to Purchase for Cash
Up to 11,121,000 Shares of its Common Stock
At a Purchase Price of $9.00 Per Share

The undersigned acknowledge(s) receipt of your letter in connection with the Offer by Global Sources Ltd., a Bermuda company (“Global Sources”), to purchase up to 11,121,000 shares of its common shares, par value $0.01 per share (the “Shares”), at a price of $9.00 per share (the “Purchase Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated June 30, 2010 and the Letter of Transmittal, which together (as each may be amended and supplemented from time to time) constitute the Offer.

The undersigned understands that Global Sources will, upon the terms and subject to the conditions of the Offer, purchase the Shares properly tendered and not properly withdrawn under the Offer, at the Purchase Price, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Offer, including the proration and “odd lots” provisions described in the Offer to Purchase.  All other Shares, including Shares that Global Sources does not accept for purchase because of prorations will be returned at Global Sources’s expense to the shareholders that tendered such Shares promptly.

The undersigned hereby instruct(s) you to tender to Global Sources the number of Shares indicated below or, if no number is indicated, all Shares you hold for the account of the undersigned, in accordance with the terms and subject to the conditions of the Offer.

NUMBER OF SHARES TO BE TENDERED BY YOU FOR THE ACCOUNT OF THE UNDERSIGNED:                  SHARES*

*           Unless you indicate otherwise, we will assume that you are instructing us to tender all of the Shares held by us for your account.

ODD LOTS
(See Instruction 13 of the Letter of Transmittal)

To be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of 50 or fewer Shares.

☐ By checking this box, the undersigned represents that the undersigned owns, beneficially or of record, an aggregate of 50 or fewer Shares and is tendering all of those Shares.

The method of delivery of this document is at the election and risk of the tendering shareholder.  If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended.  In all cases, sufficient time should be allowed to ensure timely delivery.

Signature(s):

Name(s):

(Please Print)

Taxpayer Identification or Social Security Number:

Address(es):

(Including Zip Code)

Area Code/Phone Number:

Date:

Exhibit (a)(5)(C)

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Suzanne Wang
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources commences tender offer

NEW YORK, June 30, 2010 – Global Sources Ltd. (NASDAQ: GSOL) (http://www.globalsources.com) commences today its cash tender offer for up to 11,121,000 shares of its common shares at $9.00 per share, or up to $100,089,000, as previously announced on June 25, 2010.

As of April 30, 2010, there were 44,649,759 shares of the company’s common shares outstanding. The maximum total number of shares that the company is offering to purchase represents approximately 24.9% of the company’s total number of common shares outstanding as at April 30, 2010.

The tender offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing. It is, however, subject to certain other conditions set forth in the Offer to Purchase.

The tender offer is expected to expire at midnight, U.S. Eastern Time, on July 28, 2010, unless the tender offer is earlier terminated or extended by the company.

1

If more than 11,121,000 shares are properly tendered and not properly withdrawn, then the shares will be purchased:

●	First, from all holders of “odd lots” of 50 shares or fewer who properly tender all of their shares and do not properly withdraw them before the expiration date; and

●	Second, from all other shareholders who properly tender shares, on a pro-rata basis.

The company’s board of directors has approved the tender offer. However, neither the company’s management, its board of directors, the depositary nor the information agent make any recommendation to any shareholder as to whether to tender or refrain from tendering any shares. The company has not authorized any person to make any recommendation.

Georgeson Inc. will serve as the information agent for the tender offer. Banks and brokers can contact Georgeson Inc. by calling them at: (1-212) 440-9800. U.S. shareholders can contact Georgeson Inc. by calling them at: (1-866) 295-4321. Non-U.S. shareholders can contact Georgeson Inc. by calling them at: (1-212) 806-6859.

THIS PRESS RELEASE CONSTITUTES NEITHER AN OFFER TO BUY NOR THE SOLICITATION OF AN OFFER TO SELL SHARES. THE SOLICITATION AND THE OFFER TO BUY GLOBAL SOURCES’ COMMON SHARES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. SHAREHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS WILL BE ABLE TO OBTAIN FOR FREE THE OFFER TO PURCHASE AND OTHER FILED DOCUMENTS AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. ONCE AVAILABLE, THESE DOCUMENTS MAY ALSO BE OBTAINED FOR FREE IN THE INVESTOR RELATIONS SECTION OF GLOBAL SOURCES’ WEBSITE AT HTTP://WWW.GLOBALSOURCES.COM,

Shareholders should read carefully the information in the Offer to Purchase and in the Letter of Transmittal as they include various terms and conditions of the tender offer and should consult their own investment and tax advisors.

2

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 888,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.5 million products and more than 256,000 suppliers annually through 14 online marketplaces, 13 monthly print and 15 digital magazines, over 80 sourcing research reports and 21 specialized trade shows which run 56 times a year across 9 cities.

Suppliers receive more than 136 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for nearly 40 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.

3

Exhibit (a)(5)(D)

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  It highlights material information in the Offer to Purchase, but you should realize that it does not describe all of the details of the Offer to the same extent described in the Offer to Purchase.  We recommend that you read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Offer.  We have included references to the sections of the Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my Shares?	Global Sources is offering to purchase your shares of its common shares, par value $0.01 (the “Shares”).

What will the purchase price for the Shares be?	The purchase price will be $9.00 per share. We will pay this purchase price in cash, without interest, for all the Shares we purchase under the Offer. See Section 1 of the Offer to Purchase.

How many Shares will Global Sources purchase?	We will purchase up to 11,121,000 Shares (approximately 24.9% of the Company’s outstanding Shares as of April 30, 2010). See Section 1 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of Shares being tendered or the availability of any financing. See Section 6 of the Offer to Purchase.

What will happen if more than 11,121,000 Shares are properly tendered and not properly withdrawn?
If more than 11,121,000 Shares are properly tendered and not properly withdrawn, we will purchase Shares:

• first, from all holders of “odd lots” of 50 Shares or fewer who properly tender all of their Shares and do not properly withdraw them before the Expiration Date; and

• second, from all other shareholders who properly tender Shares, on a pro rata basis.

Because of the “odd lot” priority and proration provisions described above, we may not purchase all of the Shares that you tender. See Section 1 of the Offer to Purchase.

If I own 50 or fewer Shares and I tender all of my Shares, will I be subject to proration?
If you own, beneficially or of record, 50 or fewer Shares in the aggregate, you properly tender all of these Shares prior to the Expiration Date and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), we will purchase all of your Shares without subjecting them to the proration procedure. See Section 1 of the Offer to Purchase.

How will Global Sources pay for the Shares?	We will obtain the funds needed to pay for this tender offer from cash on hand, cash equivalents and available-for-sale securities. See Sections 5 and 8 of the Offer to Purchase.

How long do I have to tender my Shares?
You may tender your Shares until the Offer expires.  The Offer will expire on July 28, 2010, at 12:00 Midnight, New York City time, unless we extend it (such time and date, as it may extended, the “Expiration Date”).  See Section 1 of the Offer to Purchase.

We may choose to extend the Offer for any reason, subject to applicable laws.  We cannot assure you that we will extend the Offer, or, if we do, the length of any extension that we may provide.  See Section 14 of the Offer to Purchase.

If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact the broker, dealer, commercial bank, trust company or other nominee to determine their deadline.

Can the Offer be extended, amended or terminated, and under what circumstances?
We can extend or amend the Offer.  If we extend the Offer, we will delay the acceptance of any Shares that have been tendered.  We can terminate the Offer under certain circumstances.  See Sections 6 and 14 of the Offer to Purchase.

How will I be notified if Global Sources extends the Offer or amends the terms of the Offer?
We will issue a press release by 9:00 A.M., New York City time, on the business day after the scheduled Expiration Date if we decide to extend the Offer.  We will announce any amendment to the Offer by making a public announcement of the amendment.  See Section 14 of the Offer to Purchase.

What is the purpose of the Offer?	The purpose of the Offer is to repurchase Shares from shareholders.

Are there any conditions to the Offer?
The Offer is not conditioned upon any minimum number of shares being tendered or the availability of any financing.  However, other conditions exist, including, among others, the absence of court and governmental action prohibiting, challenging or restricting the Offer.  See Section 6 of the Offer to Purchase.

Following the Offer, will Global Sources continue as a public company?
Yes.  The completion of the Offer in accordance with its terms and conditions will not cause Global Sources to be delisted from the Nasdaq National Market or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  See Section 11 of the Offer to Purchase.

How do I tender my Shares?	The Offer will expire at 12:00 Midnight, New York City time, on July 28, 2010, unless Global Sources extends the Offer. To tender your Shares prior to the expiration of the Offer:

• you must deliver certificate(s) for the Shares and a properly completed and duly executed Letter of Transmittal to the depositary at the address appearing on the back cover page of the Offer to Purchase; or

• the depositary must receive a confirmation of receipt of your Shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or
• you must request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you, and such person must effect the transaction for you; or
• you must comply with the guaranteed delivery procedure.

You should contact the information agent for assistance.  Please note that Global Sources will not purchase your Shares in the Offer unless the depositary receives the required documents prior to the Expiration Date.  If a broker, dealer, commercial bank, trust company or other nominee holds your Shares, it is likely they have an earlier deadline for you to act to instruct them to accept the Offer on your behalf.  We recommend that you contact your broker, dealer, commercial bank, trust company or other nominee to determine their applicable deadline.  See Section 3 of the Offer to Purchase and the instructions to the Letter of Transmittal.

Once I have tendered Shares in the Offer, can I withdraw my tender?
You may withdraw any Shares you have tendered at any time before the Expiration Date, which will occur at 12:00 Midnight, New York City time, on July 28, 2010, unless we extend the Offer.  We cannot assure you that we will extend the Offer or, if we do, the length of any extension we may provide.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on August 25, 2010, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

How do I withdraw Shares I previously tendered?
You must deliver, on a timely basis prior to the Expiration Date, a written notice of your withdrawal to the depositary at the address appearing on the back cover page of the Offer to Purchase.  Your notice of withdrawal must specify your name, the number of Shares to be withdrawn and the name of the registered holder of those Shares.  Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the depositary or if your Shares have been tendered under the procedure for book-entry transfer set forth in Section 3.  In addition, if we have not accepted for payment the Shares you have tendered to us by 12:00 Midnight, New York City time, on August 25, 2010, you may also withdraw your shares. See Section 4 of the Offer to Purchase.

Has Global Sources or its Board of Directors adopted a position on the Offer?
The Board of Directors of the Company has approved the Offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.  You should read carefully the information in the Offer to Purchase including our reasons for making the Offer, and in the Letter of Transmittal, before making your decision whether to tender your Shares.  The Company’s directors and executive officers who hold Shares have advised the Company that they may tender at least a portion of their Shares in the Offer.

If I decide not to tender, how will the Offer affect my Shares?
Shareholders who choose not to tender will not receive $9.00 in cash for their Shares and will own a greater percentage interest in our outstanding common shares following the consummation of the Offer.

What is the recent market price for the Shares?
On June 28, 2010, the last trading day prior to the printing of this Offer to Purchase, the reported closing price of the Shares on the Nasdaq National Market (“NASDAQ”) was $8.04.  We recommend that you obtain current market quotations for the Shares.  See Section 7 of the Offer to Purchase.

When will Global Sources pay for the Shares I tender?
We will pay the purchase price, net to you in cash, without interest, for the Shares we purchase promptly after the expiration of the Offer and the acceptance of the Shares for payment.  In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date.  See Section 5 of the Offer to Purchase.

Will I have to pay brokerage commissions if I tender my Shares?
If you are a registered shareholder and you tender your Shares directly to the depositary, you will not incur any brokerage commissions.  If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, we recommend that you consult your broker, dealer, commercial bank, trust company or other nominee to determine whether transaction costs are applicable.  See Section 3 of the Offer to Purchase.

What are the United States federal income tax consequences of the Offer?	All Holders should review Section 13 of the Offer to Purchase (“Certain United States Federal Income Tax Consequences”).

We recommend that shareholders consult their own tax advisors to determine the particular tax consequences to them of the Offer, including the applicability and effect of any state, local or non-U.S. tax laws.

Will I have to pay any stock transfer tax if I tender my Shares?
If you are the registered holder and you instruct the depositary in the Letter of Transmittal to make the payment for the Shares directly to you, then generally you will not incur any stock transfer tax.  See Section 5 of the Offer to Purchase.

To whom can I talk if I have questions?	The information agent can help answer your questions. The information agent is Georgeson Inc. Its contact information is set forth on the back cover page of the Offer to Purchase.

Exhibit (a)(5)(E)
Form of Notice to Team Members

Dear Team Member,

As you will see from the attached press release dated June 30, 2010, Global Sources Ltd. (“Global Sources” or “Company”) has announced the commencement of a Tender Offer to purchase up to 11,121,000 of its outstanding common shares at a price of US$9.00 per share.

This Tender Offer applies to all Global Sources shareholders, including Global Sources Team Members (present or past) who have Global Sources shares held in trust by Appleby Services (Bermuda) Ltd. (“Trustee”).

The Tender Offer will expire on July 28, 2010, at 12:00 Midnight, New York City time, unless Global Sources extends it (such time and date, as it may be extended, will hereinafter be referred to as the “Expiration Date”).  The Trustee needs to respond to the Tender Offer by the Expiration Date.  Please advise Pinky Escano by email at pescano@globalsources.com, in advance of the Expiration Date, whether and to what extent you wish to tender your shares held in trust by the Trustee. We will then convey your instructions to the Trustee. Please let Pinky know as early as possible, so that there is sufficient time for her to inform the Trustee, and for the Trustee to tender your shares on your behalf on time.

None of the Company, its Board of Directors or the Trustee makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares.

If more than 11,121,000 shares are properly tendered and not properly withdrawn, Global Sources will buy shares first, from all shareholders who own, beneficially or of record, an aggregate of 50 shares or fewer and who properly tender all such shares, and second, on a pro rata basis from all other shareholders who properly tender their shares.  This preference will not be available to you unless you complete the section captioned “Odd Lots” in this notice to Team Members.  For further information about the odd lot preference, please see Sections 1, 3 and 5 of the Offer to Purchase.

Global Sources will pay the purchase price, net to the Trustee in US$ cash, without interest, for the shares it purchases, promptly after the expiration of the Tender Offer and the acceptance of the shares for payment.  The payment will then be distributed to you. In the event of proration, Global Sources will determine the proration factor and pay for those tendered shares accepted for payment, as soon as practicable after the Expiration Date.

The Tender Offer documents are available for free in our Investor Relations website and at the US Securities and Exchange Commission website at http://www.sec.gov.  Please read them carefully. In particular, the Summary of Terms contains some useful questions and answers about this Tender Offer. If, however, you still have any questions about the Tender Offer, please call Georgeson Inc., the Information Agent for the Tender Offer. If you are in the United States, you can contact Georgeson Inc. at 1-866 295-4321; or if you are outside of the United States, you can contact Georgeson Inc. at 1-212 806-6859.

Regards,

Philip Chatting
Vice President, Corporate HR
philipc@globalsources.com
22/F Vita Tower, 29 Wong Chuk Hang Road, Hong Kong
Tel: (852) 2555 4752; Fax: (852) 2814 9695

Global Sources (NASDAQ-GS: GSOL)
The source for quality buyers and verified suppliers
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To	:	HR Department, Hong Kong

Re	:	Tender Offer

I wish to participate in the company’s tender offer. I understand that this participation is voluntary and that Global Sources neither recommends nor advises for or against this participation.

I want to sell _______________ of my Global Sources vested shares that are held in Trust.

ODD LOTS

To be completed only if Shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of 50 Shares or fewer.

☐  By checking this box, the undersigned represents that the undersigned owns, beneficially or of record, an aggregate of 50 or fewer Shares and is tendering all of those Shares.

Name	:

Signature	:

Date:	:

To send:

Scan and e-mail to Pinky Escano at pescano@globalsources.com